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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
 SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

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                        ASCENT ENTERTAINMENT GROUP, INC.
                           (Name of Subject Company)

                        ASCENT ENTERTAINMENT GROUP, INC.
                      (Name of Person(s) Filing Statement)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

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                                   043628106
                     (CUSIP Number of Class of Securities)

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                              DAVID EHRLICH, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                        ASCENT ENTERTAINMENT GROUP, INC.
                      1225 SEVENTEENTH STREET, SUITE 1800
                             DENVER, COLORADO 80202
                           TELEPHONE: (303) 308-7000
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

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                                With a copy to:
                            JEFFREY W. TINDELL, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NY 10036-6522
                                 (212) 735-3000

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ITEM 1. SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Ascent Entertainment Group, Inc., a Delaware corporation ("Ascent" or the "Company"). The address of the principal executive offices of Ascent is 1225 Seventeenth Street, Suite 1800, Denver, Colorado 80202. The telephone number of the principal executive offices of Ascent is (303) 308-7000.

     (b) The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of Ascent (the "Common Stock"), including the associated Preferred Share Purchase Rights (the "Rights" and, together with the Common Stock, "Shares") issued pursuant to the Rights Agreement, dated as of June 27, 1997, as amended (the "Rights Agreement"), between Ascent and The Bank of New York, as Rights Agent. There were 29,755,600 Shares outstanding as of February 28, 2000.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The name, address and telephone number of Ascent, which is the person filing the Schedule 14D-9, are set forth in Item 1(a) above.

     (b) Tender Offer. This Statement relates to the tender offer by Liberty AEG Acquisition Inc., a Delaware Corporation ("Merger Sub" or "Purchaser") and an indirect wholly owned subsidiary of Liberty Media Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated February 29, 2000, to purchase all outstanding Shares at a purchase price of $15.25 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements collectively constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated February 22, 2000 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), by and among Ascent, Parent and Merger Sub. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the "DGCL"), Merger Sub will be merged with and into Ascent (the "Merger" and, together with the Offer, the "Transaction"). Following consummation of the Merger, Ascent will continue as the surviving corporation (the "Surviving Entity") and will be an indirect wholly owned subsidiary of Parent. Capitalized terms used in this Schedule 14D-9 and not defined in this Schedule 14D-9 have the meanings given such terms in the Merger Agreement. A copy of the Merger Agreement is attached hereto as Exhibit 1 hereto and is incorporated by reference herein.

     Parent's and Merger Sub's principal executive offices as set forth in Merger Sub's Schedule TO are located at 9197 South Peoria Street, Englewood, Colorado 80112. The telephone number at the principal executive offices of Purchaser is (720) 875-5400.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as set forth in the response to this Item 3 or in Schedule I attached hereto or as incorporated by reference herein, to the knowledge of Ascent, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Ascent or its affiliates and
(1) Ascent's executive officers, directors or affiliates, or (2) Parent or Merger Sub, or their respective executive officers, directors or affiliates.

     Certain contracts, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this statement as Schedule I (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Merger Sub's right (after acquiring a majority of the Shares pursuant to the Offer) to
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designate persons to the Board of Directors of the Company (the "Ascent Board")
other than at a meeting of the stockholders of the Company. The Information Statement is incorporated by reference.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

     In June 1999, Charles M. Neinas became Chairman of the Ascent Board and Acting Chief Executive Officer and President of the Company. In connection with the resignation of Mr. Neinas as Acting Chief Executive Officer and President of the Company in December 1999, the resignation of James A. Cronin, III as Executive Vice President, Chief Financial Officer and Chief Operating Officer of the Company in January 2000 and the continued efforts by the Company to explore its strategic alternatives regarding a disposition of its assets, in January 2000 the Company amended and restated the employment agreements of Arthur M. Aaron, Executive Vice President, Business Affairs, and David A. Holden, Executive Vice President, Finance and Chief Financial Officer. In addition, the Company entered into an employment agreement with David Ehrlich, Vice President, General Counsel and Secretary.

     Under Mr. Aaron's amended and restated employment agreement: (i) Mr. Aaron's base salary was increased to $300,000 per year, subject to increases at the discretion of the Ascent Board; (ii) he is eligible for an annual bonus based on performance measures determined by the Compensation Committee of the Ascent Board (the "Compensation Committee") with a target bonus equal to 50% of his base salary; (iii) the term of the agreement was extended by one year to expire June 27, 2003; (iv) he was promoted to the position of Executive Vice President, Business Affairs for the term of the agreement; and (v) the provisions regarding severance and change-of-control were revised, as described further below.

     Mr. Holden's amended and restated employment agreement is on substantially the same terms as Mr. Aaron's, except that (i) Mr. Holden was promoted to the position of Executive Vice President, Finance and Chief Financial Officer and
(ii) his base salary was increased to $250,000.

     Under Mr. Ehrlich's employment agreement: (i) Mr. Ehrlich's base salary was increased to $150,000 per year, subject to increases at the discretion of the Ascent Board; (ii) he is eligible for an annual bonus based on performance measures determined by the Compensation Committee with a target bonus equal to 25% of his base salary; (iii) the term of the agreement expires on January 25, 2002; (iv) he was promoted to the position of Vice President, General Counsel and Secretary for the term of the agreement; and (v) provisions regarding severance and change-of-control were included, as described further below.

     Messrs. Aaron's, Holden's and Ehrlich's agreements also each set forth the terms of the grant on January 25, 2000, of options to purchase 100,000, 100,000, and 40,000 Shares, respectively, at an exercise price of $11.9063 per Share.

     The employment agreements for each of Messrs. Aaron, Holden and Ehrlich (each an "executive") contain provisions related to change-of-control and severance. If an executive is terminated without "cause" (as defined in the agreements) or upon certain events defined in the agreements which have the effect of a constructive termination (including a "Change of Control Event") then: (i) there will be no forfeiture of any rights or interests related to fringe benefits granted under the agreement, including, without limitation, any stock-based incentives, all of which will fully vest, to the extent not previously vested, immediately upon the effective date of such termination; (ii) the executive will receive his current base salary, fringe benefits and the annual bonus outlined in the agreement for the longer of (a) the remainder of the employment period under the agreement or (b) three years, in the case of Messrs. Aaron and Holden, and eighteen months, in the case of Mr. Ehrlich, with no obligation to seek other employment and no offset to the amounts paid by the Company if other employment is obtained, provided that the executives and the Company shall explore alternatives to minimize any excise tax pursuant to
Section 4999 of the Internal Revenue Code of 1986, as amended, that would otherwise be payable; and (iii) all other benefits provided pursuant to the agreement shall be received by the executive. The Company is obligated to fund a "rabbi" trust no later than one day prior to a Change in Control Event with amounts sufficient to pay its obligations under these employment agreements, and severance amounts must be paid in a lump sum following the executive's termination for any reason, including, at the election of the executive, during the 180-day period following a Change in Control

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Event. For purposes of the employment agreements, a "Change of Control Event"
would include consummation of the Offer.

     On January 1, 2000, the Company's subsidiary, Ascent Sports Holdings, Inc., entered into an employment agreement with Donald M. Elliman to employ Mr. Elliman as its President. The agreement expires on August 31, 2000. Pursuant to the agreement, Mr. Elliman's base salary is $50,000 per month. He reports directly to the Ascent Board and, except as otherwise provided in existing employment agreements, all other employees of the Company's sports-related businesses, the Colorado Avalanche, Denver Nuggets and the Pepsi Center, and their respective subsidiaries, report directly or indirectly to him. His agreement does not contain "change-of-control" provisions.

     In addition, Mr. Elliman's agreement provides that if he is terminated without "cause" (as defined in his agreement) or upon his death or physical or mental incapacity, then he will receive a lump sum payment from Ascent Sports Holdings, Inc. equal to the lesser of three months salary or the aggregate base salary otherwise payable to him through the end of the term of the agreement.

     On January 7, 2000, On Command Corporation, the Company's approximately 57% owned subsidiary ("On Command" or "OCC"), entered into an employment agreement with Alan Goodson to employ Mr. Goodson as Executive Vice President and Chief Operating Officer of On Command. The agreement expires on January 7, 2002. Pursuant to the agreement, his initial base salary is $300,000 per year, subject to increases at the discretion of the Board of Directors of On Command. Under the agreement, Mr. Goodson is eligible for annual bonuses based on performance measures determined by the On Command Compensation Committee with a target bonus equal to 70% of his base salary for achieving 100% of the target level for the performance measures. In addition, he has been granted an option to purchase 100,000 shares of On Command common stock, exercisable at a per-share price equal to $15.90625. His agreement does not contain "change-of-control" provisions.

     In addition, Mr. Goodson's agreement provides that if he is terminated without "cause" (as defined in the agreement) or upon any substantial reduction by On Command of his responsibilities as Executive Vice President and Chief Operating Officer of On Command (except in connection with the termination of his employment voluntarily by Mr. Goodson, or by On Command for "cause"), or On Command is in material default of the agreement, then: (i) there will be no forfeiture of any rights or interests related to fringe benefits granted under the agreement, including, without limitation, his options and any other stock-based incentives, except that half of his 100,000 options will vest, to the extent not previously vested, and the other half of which will be cancelled immediately upon such termination becoming effective and final; (ii) Mr. Goodson will receive current base salary, fringe benefits and the annual bonus outlined in the agreement for the longer of (a) the remainder of the employment period under the agreement or (b) one year following the date of such termination, with no obligation to seek other employment and no offset to the amounts paid by On Command if other employment is obtained; and (iii) all other benefits provided pursuant to the agreement shall be received by him.

     Copies of the employment agreements for each of Messrs. Aaron, Holden, Ehrlich, Elliman and Goodson are filed as Exhibits 13, 14, 15, 16 and 17, respectively, to this Schedule 14D-9 and are incorporated herein in their entirety.

  Treatment of Options

     Messrs. Aaron, Holden and Ehrlich were awarded options to purchase 100,000, 100,000 and 40,000 Shares, respectively, pursuant to Ascent's 1995 Key Employee Stock Plan. Mr. Neinas and Charles M. Lillis, members of the Ascent Board, were awarded options to purchase 12,000 and 4,000 Shares, respectively, pursuant to Ascent's 1995 Non-Employee Director Stock Plan. Pursuant to the Merger Agreement, Ascent will take all actions necessary prior to the initial expiration of the Offer so that upon the Effective Time (as defined in the Merger Agreement) each outstanding stock option to purchase Shares granted under any Ascent plan or arrangement, whether or not exercisable or vested, will be cancelled. The Merger Agreement further provides that Ascent will pay to each holder of a cancelled option, in consideration for the cancellation of such option, an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the per
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Share exercise price of the option and (ii) the number of Shares subject to the option. Cash payments will be net of any applicable withholding taxes. Copies of Ascent's 1995 Key Employee Stock Plan and Ascent's 1995 Non-Employee Director Stock Plan have been filed as Exhibits 8 and 9, respectively, to this Schedule 14D-9 and are incorporated herein by reference in their entirety.

  Treatment of Stock Appreciation Rights

     Messrs. Aaron, Holden and Ehrlich were awarded stock appreciation rights with respect to 100,000 Shares (all of which were converted from options), 50,000 Shares (10,000 of which were converted from options) and 7,500 Shares (2,500 of which were converted from options), respectively, pursuant to Ascent's 1995 Key Employee Stock Plan. Messrs. Neinas, Lillis, Paul Gould and Peter May, members of the Ascent Board, were awarded stock appreciation rights with respect to 100,000 shares each pursuant to Ascent's 1997 Non-Employee Director Stock Appreciation Rights Plan. Pursuant to the Merger Agreement, Ascent will take all actions necessary prior to the initial expiration of the Offer so that upon the Effective Time each outstanding stock appreciation right granted pursuant to Ascent's 1995 Key Employee Stock Plan or Ascent's 1997 Non-Employee Directors Stock Appreciation Rights Plan, whether or not exercisable or vested, will be cancelled. The Merger Agreement further provides that Ascent will pay to each holder of a cancelled stock appreciation right, in consideration for the cancellation of such stock appreciation right, an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the per Share exercise price of the stock appreciation right and (ii) the number of Shares subject to the stock appreciation right. Cash payments will be net of any applicable withholding taxes. A copy of Ascent's 1997 Non-Employee Director Stock Appreciation Rights Plan has been filed as Exhibit 10 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

RELATED PARTY TRANSACTIONS

     Paul Gould, a director of the Company, is also a director of Parent. In order to minimize any conflict of interest, Mr. Gould recused himself from Ascent Board meetings at times that a transaction with Parent was discussed. Mr. Gould attended the start of the February 21, 2000 Ascent Board meeting but soon thereafter Mr. Gould recused himself from the meeting. The meeting continued without Mr. Gould and the Ascent Board approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

     In addition, Mr. Gould is a Managing Director and Executive Vice President of Allen & Company Incorporated ("Allen & Co."), an investment banking firm that has performed financial advisory services for the Company since 1995, including
(i) serving as the managing underwriter for the Company's initial public offering in 1995; (ii) advising the Company with respect to the acquisition of SpectraVision in 1996 and (iii) serving as financial advisor to the Company in connection with the Company's disposition of its sports and arena related assets.

     Ascent retained Allen & Co. as Ascent's financial advisor in connection with the sale of Ascent's sports-related businesses. Allen & Co. will not receive any payment in connection with the Offer or the Merger, but Allen & Co. continues to be retained with respect to the sale of the Company's sports-related businesses. At the request of Parent, Ascent is continuing its marketing efforts to sell the Company's sports-related assets. Although any sale of the sports-related assets is expected to occur only after consummation of the Merger and would be on terms and conditions negotiated between Parent and the proposed purchaser, as the Company has retained and is using Allen & Co. in connection with such marketing efforts, Allen & Co. would be entitled to payment upon sale of the sports-related assets. Pursuant to its engagement letter with the Company, Allen & Co. would be entitled to a fee of 1.0% of the cash consideration to be received by the Company plus 0.5% of the Company's debt assumed, recapitalized or restructured in connection with such sale (collectively, the "Transaction Fee"). If an opinion as to fairness is requested by the Company and delivered by Allen & Co., 40% of the Transaction Fee would payable upon delivery of the opinion and 60% of the Transaction Fee would be payable upon the consummation of the transaction. In addition, the Company has agreed to reimburse Allen & Co. for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel and other consultants and advisors) and to indemnify Allen & Co. and certain related parties against certain
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liabilities, including liabilities under the federal securities laws, relating to or arising out of Allen & Co.'s engagement in connection with such representation.

     In November 1998, three new directors were elected to the On Command Board of Directors, Richard Goldstein, J.C. Sparkman and J. David Wargo. Mr. Sparkman and Mr. Wargo have or had relationships with Parent or its affiliates. Mr. Sparkman served as Executive Vice President and Chief Operating Officer of Tele-Communications, Inc. ("TCI") from 1987 until his retirement in 1995. He also served as a director of TCI until its acquisition by AT&T in May 1999. Mr. Wargo is President of Wargo & Company, Inc., an investment banking and financial advisory firm that has provided services to Parent and its affiliates. Mr. Wargo is a director of two of Parent's affiliates, Liberty Digital Inc. and TV Guide Inc.

INDEMNIFICATION

     Pursuant to Section 6.10 of the Merger Agreement, from and after the Effective Time, Parent and the Surviving Entity will jointly and severally indemnify, defend and hold harmless the present and former officers, directors and employees of Ascent and any of its subsidiaries (each an "Indemnified Party" and collectively the "Indemnified Parties"), against (i) any costs or expenses, judgments or liabilities arising out of, or in connection with, any claim, action, suit, proceeding or investigation based in whole or in part on the fact that the Indemnified Party is or was an officer, director or employee of Ascent or any of its Subsidiaries, or is or was serving at the request of Ascent as an officer, director or employee or agent of another person, pertaining to any matter existing or occurring before or at the Effective Time and whether asserted or claimed before, at or after the Effective Time (the "Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, arising in whole or in part out of, or pertaining to the Merger Agreement, the Offer, the Merger, or any other transactions contemplated thereby, in each case to the fullest extent permitted under the DGCL, notwithstanding the charter, by-laws or similar organizational documents of the Company, the Surviving Entity or Parent.

     Additionally, the Merger Agreement requires that the certificate of incorporation and by-laws of the Surviving Entity contain provisions with respect to indemnification substantially to the same effect as those set forth in the certificate of incorporation of Ascent (the "Ascent Charter") and by-laws of Ascent (the "Ascent Bylaws") on the date of the Merger Agreement, which provisions shall not be amended, modified or otherwise repealed for a period of three years after the Effective Time in any manner that would adversely affect the rights thereunder as of the Effective Time of individuals who at the Effective Time were directors, officers, employees or agents of Ascent, unless such modification is required after the Effective Time by applicable law. Accordingly, rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (each a "Claim") existing in favor of the Indemnified Parties as provided in the Ascent Charter or Ascent Bylaws or pursuant to other agreements, or certificates of incorporation or bylaws or similar documents of any subsidiary of Ascent, as in effect on February 22, 2000, with respect to matters occurring through the Effective Time, will survive the Merger and will continue in full force and effect.

     In the event of any Claim arising before or after the Effective Time, and subject to the specific terms of any indemnification contract, (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to the Surviving Entity, (ii) after the Effective Time, the Surviving Entity shall pay the reasonable fees and the expenses of such counsel, promptly after statements therefor are received and
(iii) the Surviving Entity will cooperate in the defense of any such matter; provided, however, that the Surviving Entity shall not be liable for any settlement effected without its written consent (which consent will be not unreasonably withheld or delayed); and provided, further, that in the event that any Claim for indemnification is asserted or made within such three years period, all rights to indemnification in respect of any such Claim shall continue until the disposition of any such Claim.

     The Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the position of any two or more Indemnities Parties, in which case each Indemnified Party with respect to whom such a conflict exists (or group of such Indemnified Parties who among them have no

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conflict) may retain one separate law firm. In addition, under the Merger
Agreement, Parent will provide, or cause the Surviving Entity, to provide for a period of not less than three years after the Effective Time, Ascent's current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time that is not less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Entity shall not be required to pay an annual premium for such insurance in excess of one and one-half of the annual premium currently paid by Ascent for such insurance, but in such case shall purchase as much coverage as possible for such amount.

     The indemnification and insurance provisions of the Merger Agreement shall survive the consummation of the Merger at the Effective Time and are intended to benefit Ascent, the Surviving Entity and the Indemnified Parties and are binding on all successors and assigns of the Surviving Entity and are enforceable by the Indemnified Parties.

     The foregoing description of the indemnification provided to the directors and officers of Ascent pursuant to the Merger Agreement is qualified by reference to the complete text of Section 6.10 of the Merger Agreement, which is incorporated by reference herein in its entirety. The Merger Agreement has been filed as Exhibit 1 to this Schedule 14D-9.

     Article VIII of the Ascent Charter provides that no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (c) pursuant to Section 174 of the DGCL or (d) for any transaction from which the director received an improper personal benefit. A copy of such Article VIII has been filed as Exhibit 11 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     Article VIII of the Ascent Bylaws requires that Ascent indemnify any director or officer of Ascent, or any person serving at the request of Ascent as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by Ascent, to the fullest extent authorized by the DGCL as the same exists or may be amended. The indemnification and advancement of expenses permitted by law shall continue as to a person who has ceased to be a director, officer, employee or agent of Ascent and inure to the benefit of his or her heirs, executors and administrators. A copy of such
Article VIII has been filed as Exhibit 12 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

CONFIDENTIALITY AGREEMENTS

     On April 12, 1999, Parent entered into customary confidentiality agreements (the "Confidentiality Agreements") with each of the Company and On Command.

     The Confidentiality Agreements provide that Parent will not, and will cause its officers, employees, counsel, accountants, agents and advisors to not, disclose to any third party any Confidential Information and that Parent will use the Confidential Information solely for the purpose of evaluating a possible transaction involving Ascent or On Command. "Confidential Information" includes all information (whether communicated in written form, orally, electronically or otherwise) that is or has been furnished to Parent or Parent's representatives by the Company or On Command which concerns the Company, On Command, their affiliates or their respective assets, businesses and employees and which is either confidential, proprietary or otherwise not generally available to the public, subject to certain customary exceptions.

     The Confidentiality Agreements provide for (i) the prompt notification to Ascent and On Command of any request of disclosure of any Confidential Information by Parent, in order to allow Ascent or On Command to seek an appropriate protective order or to waive the compliance by Parent with the provisions of the Confidentiality Agreements, (ii) the acknowledgment by Parent that it is aware that the U.S. securities laws restrict persons with material non-public information concerning a company obtained directly or indirectly from that company from purchasing or selling securities of the company or its affiliates, or from communicat-

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ing such information to any other person under any circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities and (iii) the prompt return by Parent of the written Confidential Information upon the request of Ascent or On Command.

     Additionally, Parent agreed that for a period of one year from the date of the Confidentiality Agreements, Parent would not solicit for employment any of the current employees of Ascent or On Command or its controlled affiliates so long as they are employed by Ascent or On Command without the prior written consent of Parent or On Command.

     The summary set forth herein does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreements, copies of which are filed as Exhibits 6 and 7 hereto and are incorporated herein by reference in their entirety.

MERGER AGREEMENT

     The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under "Conditions to the Merger," Merger Sub will be merged with and into Ascent, and each issued and outstanding Share (other than (i) Shares owned by Parent, Merger Sub, Ascent or any other direct or indirect wholly owned subsidiary of Parent or Ascent, or (ii) dissenting Shares) will be canceled and converted into the right to receive from the Surviving Entity an amount in cash equal to the Offer Price. The "Surviving Entity" of the Merger will be Ascent. Capitalized terms used in this section of the Schedule 14D-9 and not defined in this Schedule 14D-9 have the meanings given such terms in the Merger Agreement.

     Vote Required To Approve Merger. The DGCL requires the Ascent Board and a majority of the outstanding stockholders of Ascent (including those owned by Parent and Merger Sub) to approve the Merger and the Merger Agreement. The Ascent Board has given its approval; consequently, only the approval by Ascent's stockholders is required. Under the DGCL and the Ascent Charter, if Merger Sub acquires, through the Offer or otherwise, at least a majority of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and Merger Sub were to accept for payment Shares tendered pursuant to the Offer), Merger Sub would have sufficient voting power to effect the Merger through its sole written consent and without the affirmative vote of any other stockholder of Ascent or the holding of a meeting of stockholders.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each of Merger Sub, Parent and Ascent to effect the Merger are subject to the satisfaction or waiver of the following conditions: (a) the Merger Agreement and the Merger having been approved and adopted by the requisite vote of the stockholders of Ascent to the extent required by the DGCL and the Ascent Charter; (b) any applicable waiting period under the HSR Act having expired or been terminated; (c) no injunction, restraining order or decree issued or entered by any governmental authority, or other legal restraint or prohibition, shall be in effect preventing or materially restraining consummation of the Merger Agreement; and (d) Merger Sub shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, provided, however, that neither Parent nor Merger Sub may invoke this last condition if Merger Sub fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer in violation of the terms of the Merger Agreement or the Offer.

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the effective time of the Merger (the "Effective Time"), notwithstanding any prior approval by the stockholders of Ascent:

          (i) by mutual written consent duly authorized by the Board of Directors of Parent, Merger Sub and the Ascent Board prior to the date of the election or appointment of the Merger Sub Designees to the Ascent Board as set forth below under "Board of Directors" ("Merger Sub's Election Date"); or

          (ii) by Parent or Ascent if:

             (a) the Minimum Condition has not been satisfied during a ten business day extension of the Offer following the initial expiration date of the Offer, but all other conditions have been satisfied or,

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

             (b) any court of competent jurisdiction in the United States or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

          (iii) by Parent, if due to an occurrence or circumstance that results in a failure to satisfy any condition of the Offer, Merger Sub shall have
     (a) failed to commence the Offer within 10 days following the date of the Merger Agreement or (b) terminated the Offer without having accepted any Shares for payment thereunder, unless such failure was caused by or resulted from the failure of Parent or Merger Sub to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Merger Sub of any material representation or warranty of either of them contained in the Merger Agreement; or

          (iv) by Ascent, upon approval of the Ascent Board, if:

             (a) Merger Sub shall have (A) failed to commence the Offer within 10 days following the date of the Merger Agreement or (B) terminated the Offer without having accepted any Shares for payment thereunder, unless such failure to pay for Shares shall have been caused by or be a result of (i) any of the representations or warranties of Ascent set forth in the Merger Agreement not being true and correct at the date of the Merger Agreement, and as a result thereof there shall have been, or it is reasonable to foresee that there will be, a Material Adverse Effect on Ascent and its subsidiaries taken as a whole or (ii) Ascent having failed to perform in any material respect any material obligation or failing to comply in any material respect with any material agreement or covenant of Ascent to be performed or complied with by it under the Merger Agreement,

             (b) prior to the purchase of Shares pursuant to the Offer, the Ascent Board shall have withdrawn or modified in a manner adverse to Parent or Merger Sub its approval or recommendation of the Offer, the Merger or the Merger Agreement in order to approve any bona fide written Alternative Proposal (as defined below) to acquire, directly or indirectly, more than 50% of the Shares then outstanding or all or substantially all the assets of Ascent and that the Ascent Board determines in good faith, after taking into account the advice of a financial advisor of nationally recognized reputation, and taking into account all the terms and conditions of the Alternative Proposal, is more favorable to Ascent's stockholders than the Offer and the Merger and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Ascent Board (a "Superior Proposal"); provided, that (x) Ascent has made payment to Parent of $18 million and (y) has deposited $2 million with a mutually acceptable escrow agent for reimbursement of Parent's and Merger Sub's expenses; or

             (c) Parent or Merger Sub shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which failure to perform is incapable of being cured or has not been cured within 20 days after the giving of written notice to Parent or Merger Sub, as applicable, except, in any case, such failures which are not reasonably likely to affect adversely the ability of Parent or Merger Sub to complete the Offer or the Merger.

     No Solicitation. The Merger Agreement provides that Ascent will not, directly or indirectly through any subsidiary, affiliate, officer, director, employee, agent or representative or otherwise (a) solicit or initiate proposals or offers from, furnish any non-public information to, or negotiate with, any person in favor of, or (b) approve, vote for, recommend or execute, or permit Ascent or any of its subsidiaries to execute, any agreements or understandings, with respect to, any proposal (other than as contemplated by the Merger Agreement or otherwise proposed by Parent or its affiliates) for (i) a merger, consolidation, share exchange, reorganization, other business combination, recapitalization or similar transaction involving Ascent or any of its subsidiaries, (ii) the acquisition, directly or indirectly, of an equity interest representing greater than 20% of the voting securities of Ascent or any of its subsidiaries, (iii) the acquisition of a substantial portion of any of the assets of Ascent or any of its subsidiaries (including without limitation Ascent's interests in On

Command), (iv) any transfer or sale of all or any material part of the assets related to the Denver Nuggets, Colorado Avalanche and Pepsi Center or (v) any transaction the effect of which would be reasonably likely to prohibit, restrict or delay the consummation of the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement (an "Alternative Proposal"); provided, however, that the foregoing provision does not prohibit Ascent or the Ascent Board, to the extent the Ascent Board determines in its good faith judgment that it is required by its fiduciary duties under applicable law after taking into account the advice of Ascent's outside legal counsel, from providing information to, participating in discussions or negotiating with any third party that delivers a Superior Proposal that was not solicited in violation of the foregoing. Upon execution of the Merger Agreement, the Company agreed to immediately cease and terminate all activities, discussions or negotiations with any persons with respect to any Alternative Proposal. In addition, the Ascent Board agreed not to recommend that the stockholders of Ascent tender their shares in connection with a tender offer except to the extent the Ascent Board determines in its good faith judgment that such a recommendation is required to comply with the fiduciary duties of the Ascent Board to stockholders under applicable law, after taking into account the advice of outside legal counsel. In addition, Ascent is required under the Merger Agreement to notify Parent promptly after receipt of any Alternative Proposal or of certain requests for non-public information relating to Ascent or any of its subsidiaries or for access to the properties, books or records of Ascent or any subsidiary thereof by any person who is known to be considering making, or has made, an Alternative Proposal. Parent has requested Ascent continue to seek a qualified buyer of the sports related assets, notwithstanding this provision. (See "Item 7. Purposes of the Transaction and Plans or Proposals.")

     The Company covenants and agrees with Parent that prior to the effectiveness of the Merger, Ascent and its subsidiaries will not, and will not agree with any person to (i) voluntarily sell, dispose of, tender or exchange any shares of On Command Stock owned by Ascent or any subsidiary of Ascent (the "Company OCC Stock") including in connection with a tender offer, exchange offer or similar transaction, (ii) vote, or execute a written consent or proxy with respect to Company OCC Stock, in favor of any acquisition by any person of On Command, of any equity interest in On Command, or of a material portion of the assets of On Command (an "OCC Alternative Transaction") or (iii) publicly recommend any OCC Alternative Transaction or otherwise express an intention to take any of such actions; provided that Ascent's obligations to cause its representatives on the Board of Directors of On Command (or any committee thereof) to take any action (or to refrain from taking any action) in compliance with this provision shall be subject in all respects to such persons' fiduciary duties under applicable law.

     Termination Fee; Fees and Expenses. The Merger Agreement provides that Ascent will pay Parent the sum of (x) Parent's expenses actually incurred in an amount not to exceed $2 million and (y) $18 million (the "Termination Fee") upon demand if (i) Parent or Merger Sub terminates the Merger Agreement pursuant to subparagraph (iii) under "-- Termination of the Merger Agreement" as a result of
(X) the Ascent Board having withdrawn or modified in manner adverse to Parent or Merger Sub the approval or recommendation of the Offer, the Merger or the Merger Agreement or approved or recommended any Alternative Proposal or OCC Alternative Transaction, or any other takeover proposal or any other acquisition of Shares or On Command stock other than the Offer and the Merger, (Y) the Company having entered into any agreement with respect to a Superior Proposal or (Z) the Ascent Board having resolved to do anything referred to in (X) or (Y); or (ii) prior to any termination of the Merger Agreement (other than by Ascent pursuant to (c) of subparagraph (iv) under "-- Termination of the Merger Agreement") an Alternative Proposal or OCC Alternative Transaction shall have been made and within 12 months of such termination, a transaction constituting an Alternative Proposal or OCC Alternative Transaction is consummated or Ascent enters into or causes On Command to enter into an agreement with respect to, approves or recommends or takes any action to facilitate such proposal. Except as set forth above in this paragraph, all other costs and expenses incurred in connection with the Merger Agreement and the transactions are to be paid by the party incurring such expenses, whether or not any transaction is consummated.

     Conduct of Business. The Merger Agreement provides that from the date of the Merger Agreement until Merger Sub's Election Date, Ascent will (and will cause its subsidiaries to), conduct its business in the ordinary course of business and consistent with past practices, preserve intact its business organization, preserve in full force and effect its licenses, keep available the services of its present officers and key employees, and preserve the goodwill of those having business relationships with it. Ascent is obligated to confer on a regular basis with Parent, report on operational matters and promptly advise Parent of any material adverse change. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of Ascent prior to Merger Sub's Election Date without the prior consent of Parent, relating to among other things, amendments to its organizational documents, issuances or sales of its securities, changes in capital structure, dividends and other distributions, repurchases or redemptions of securities, changes to material contracts, material acquisitions or dispositions, increases in compensation or adoption of new benefit plans, changes in accounting methods, tax elections, settlement of litigation, incurrence of certain indebtedness, and certain other material events or transactions.

     Board of Directors. The Merger Agreement provides that promptly upon the purchase of and payment for Shares by Merger Sub pursuant to the Offer, Merger Sub shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Ascent Board as will give Merger Sub representation on the Ascent Board equal to the product of the total number of directors on the Ascent Board (giving effect to the directors elected pursuant to this provision) multiplied by the percentage that the aggregate number of Shares beneficially owned by Merger Sub and its affiliates bears to the total number of Shares then outstanding. Ascent has agreed that it will promptly take all actions necessary to cause the Merger Sub Designees to be so elected as directors of Ascent, including increasing the size of the Ascent Board or securing the resignations of incumbent directors or both. The Merger Agreement provides that at such times, Ascent shall also use its best efforts to cause persons designated by Merger Sub to constitute the same percentage as persons designated by Merger Sub shall constitute of the Ascent Board of (i) each committee of the Ascent Board (some of whom may be required to be independent as required by applicable law), (ii) each board of directors of each domestic subsidiary (including On Command, realizing that Ascent has the right to appoint only a majority of the On Command board) and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, the Merger Agreement provides that until the time Merger Sub acquires a majority of the then outstanding Shares on a fully diluted basis, Ascent shall use its best efforts to ensure that all the members of the Ascent Board and each committee of the Ascent Board and such boards and committees of the domestic subsidiaries as of the date hereof who are not employees of Ascent shall remain members of the Ascent Board and of such boards and committees.

     Stock Options; Stock Appreciation Rights. At the Effective Time, each outstanding option to purchase Shares or other similar interest (collectively, the "Options") granted under any Ascent stock plans, whether or not then exercisable or vested, will be canceled and, in exchange therefor, each holder of such Option shall receive an amount in cash in respect thereof, if any, equal to the product of (i) the excess, if any, of $15.25 over the per share exercise price thereof and (ii) the number of Shares subject thereto. At the Effective Time, each outstanding stock appreciation right ("SAR") granted under any Ascent stock plan, whether or not then exercisable or vested, will be cancelled and, in exchange therefor, each holder of such SAR shall receive an amount in cash in respect thereof, if any, equal to the product of (i) the excess, if any, of $15.25 over the per Share exercise price thereof and (ii) the number of Shares subject thereto.

     Employee Benefit Matters. The Merger Agreement provides that neither Parent nor the Surviving Entity will be required to maintain any Ascent benefit plan after the Effective Time. Parent agrees to cause the Surviving Entity to assume and honor without modification the severance and cash severance payment provisions of certain specified employment agreements and the change of control severance plan of Ascent (the "Employee Severance Agreements"), with any cash severance payments pursuant thereto to be made in a lump sum not later than the Effective Time. Each of Parent and Ascent acknowledges that the consummation of the Offer as provided herein will constitute a "Change of Control" for purposes of the Employee Severance Agreements and, accordingly, as of the Effective Time, each of the individuals party to such agreements will be entitled to (x) a cash severance payment as provided in such agreements in the manner described in the previous sentence, (y) provision of the other fringe benefits provided in such agreements and (z) accelerated vesting of the SARs and Options with respect to Shares held by such individuals as provided in such agreements. Prior to the Closing, Ascent will take such action as is necessary in accordance with the terms of the Employee Severance Agreements to terminate all individuals covered by such agreements, effective as of the Effective Time, subject to the making of the cash severance payments and provisions for the other benefits referred to earlier in this paragraph.

     Indemnification, Exculpation and Insurance. The Merger Agreement provides that from and after the Effective Time, Parent and the Surviving Entity will jointly and severally indemnify, defend and hold harmless the present and former officers, directors and employees of Ascent and any of its subsidiaries, and any person who is or was serving at the request of Ascent as an officer, director or employee or agent of another person (each, an "Indemnified Party" and together, the "Indemnified Parties") (and will also advance expenses as incurred to the fullest extent permitted under the DGCL, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), against (i) all losses, costs, expenses, claims, damages, judgments or liabilities in connection with any claim, action, suit, proceeding or investigation based on the fact that the Indemnified Party is or was an officer, director or employee of Ascent or any of its subsidiaries pertaining to any matter existing or occurring before or at the Effective Time (the "Indemnified Liabilities") and (ii) all Indemnified Liabilities pertaining to the transactions contemplated by the Merger Agreement, in each case to the fullest extent permitted under the DGCL; provided, however, that such indemnification will be provided only to the extent any directors' and officers' liability insurance policy of Ascent or its subsidiaries does not provide coverage and actual payment thereunder with respect to the matters that would otherwise be subject to indemnification hereunder. The Surviving Entity shall, and Parent shall cause the Surviving Entity to, maintain in effect for not less than three years after the Effective Time the current policies of directors' and officers' liability insurance maintained by Ascent and Ascent's subsidiaries with respect to matters occurring prior to or at the Effective Time; provided, however, that
(i) the Surviving Entity may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the Indemnified Parties and (ii) the Surviving Entity shall not be required to pay an annual premium for such insurance in excess of three times the last annual premium paid prior to the Merger date, but in such case will purchase the maximum coverage for such amount. Neither Parent nor the Surviving Entity will be liable for any settlement effected without its prior written consent, which consent, however, will not be unreasonably withheld or delayed. (See also
"-- Indemnification.")

     Reasonable Efforts; Notification. The Merger Agreement provides that each of Ascent, Parent and Merger Sub agree to use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement as soon as reasonably practicable. These obligations include, among other things and subject to certain exceptions, cooperating with and providing reasonable assistance to each other in (i) the preparation and filing of any documents with the Commission;
(ii) using commercially reasonable efforts to obtain all necessary consents, approvals, waivers, licenses or permits, and giving all necessary notices to and making all necessary filings with any governmental entity or other person required to be obtained or made by Parent, Merger Sub, Ascent or any of their subsidiaries in connection with the taking of any action contemplated by the Merger Agreement; (iii) using commercially reasonable efforts to lift certain types of permanent or preliminary injunctions or restraining orders or decrees; and (iv) providing information and making all applications and filings as may be necessary or reasonably requested in connection with the Merger Agreement.

     Competitor Transaction. The Merger Agreement contains a covenant prohibiting Parent and its controlled subsidiaries from effecting or entering into any agreement to effect a merger, consolidation, asset disposition, recapitalization or another transaction resulting in the transfer of securities or assets of LodgeNet Entertainment Corporation ("LodgeNet").

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties from each of the parties.

     Amendment; Extension; Waiver. The Merger Agreement may be amended by the Boards of Directors of all the parties, at any time before or after approval and adoption of the Merger Agreement and the Merger by the stockholders of Ascent, but, after any such approval by the stockholders of Ascent, no amendment may be

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

made which by law requires further approval by such stockholders of Ascent without such further approval. At any time prior to the Effective Time, the parties, by action taken or authorized by each such party's Board of Directors, may, to the extent legally allowed, (i) extend the time specified herein for the performance of any of the obligations of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement, (iii) waive compliance by the other party with any of the agreements or covenants of such other party contained in the Merger Agreement or (iv) waive compliance with any condition to such waiving party's obligation to consummate the transactions contemplated by the Merger Agreement or to any other obligation of such party.

     The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation. At a meeting held on February 21, 2000, the Ascent Board, (a) determined the Offer and the Merger were fair to, and in the best interests of, Ascent's stockholders, (b) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (c) recommended that Ascent's stockholders accept the Offer and tender their Shares thereunder and approve and adopt the Merger Agreement and the Merger.

     A letter to the stockholders communicating the Ascent Board's recommendation and a press release announcing the commencement of the Offer are filed herewith as Exhibits 2 and 3, respectively, and are incorporated by reference herein in their entirety.

     (b) Reasons.

     BACKGROUND OF THE TRANSACTION

     Prior to June 27, 1997, COMSAT Corporation ("COMSAT") owned over 80% of the outstanding Shares. On June 27, 1997, COMSAT distributed its Shares of Ascent stock to its stockholders in a tax-free distribution pursuant to a Distribution Agreement (the "Distribution Agreement") between the Company and COMSAT dated June 3, 1997. The Distribution Agreement included certain restrictions to protect the tax-free status of the distribution, including a restriction on Ascent (a) selling or otherwise issuing to any person, or redeeming or otherwise acquiring from any person, any Shares or securities exercisable or convertible into Shares or any instruments that afford any person the right to acquire Shares, (b) soliciting any person to make a tender offer for Shares, participating in or supporting any unsolicited tender offer for Shares, or approving any proposed business combination or any transaction which would result in any person owning 20% or more of the Shares, (c) selling, transferring or otherwise disposing of assets that, in the aggregate, constitute more than 60% of its gross assets as of distribution provided for in the Distribution Agreement and (d) voluntarily dissolving or liquidating or engaging in any merger, consolidation or other reorganization. The last of these restrictions terminated on the second anniversary of the date of the Distribution Agreement. As a result, during 1997 and most of 1998, the Company's focus was on improving the operating performance of all of its businesses, and in late 1997 securing long-term financing in the form of the Company's Senior Secured Discount Notes.

     In August 1997, Fox Sports Rocky Mountain ("Fox Sports"), a partnership between Parent and Fox News Corporation, entered into a seven year agreement with Ascent for the local television rights (over-the-air and cable) commencing with the 1997-1998 playing season for the Denver Nuggets and Colorado Avalanche, two sports teams wholly owned by subsidiaries of Ascent.

     In November 1997, Liberty Denver Arena, LLC ("LDA"), a subsidiary of Parent, invested $15,000,000 in Ascent Arena Company, LLC ("Arena Company"), the Ascent subsidiary that owns and operates the Pepsi Center. Through that investment, LDA acquired an interest in the capital of the Arena Company and a profits interest of approximately 6.5% representing the right to receive distributions from the Arena Company

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

measured by defined distributions received from the Nuggets and Avalanche. LDA has no management or operating rights with respect to the Arena Company, the Nuggets or the Avalanche. LDA has certain put rights beginning in July 2005 to require Ascent to purchase from LDA its then current ownership interest at its fair market value. Likewise, Ascent has certain call rights beginning in July 2005 to purchase the LDA ownership interest at its then fair market value.

     Beginning in the spring of 1998, the Company's management, in consultation with the Company's directors and with the assistance of Allen & Co., began to explore various strategic alternatives to focus the Company's direction and improve stockholder value. (See "Item 3. Past Contacts, Transactions, Negotiations and Agreements -- Related Party Transactions.") These strategic alternatives generally included, among others, various methods of monetizing the Company's interests in its operating companies, primarily through selling some or all of the Company's interests in its operating companies; business combinations involving its operating companies; combining the Company and On Command through some form of a merger or other corporate reorganization; the sale to potential investors of equity interests in the Company; or the sale of the Company.

     During 1998 and early 1999, Allen & Co. and representatives of the Company identified or were approached by several parties who indicated that they might be interested in acquiring all or some portion of the Company's sports-related businesses. The Company's management met with several of these parties and provided certain of them with confidential information regarding the sports-related businesses. These parties included, among others, William and Nancy Laurie (the "Lauries"). However, due to several factors, including the National Basketball Association ("NBA") lock-out of its players which commenced in July 1998 and was resolved in January 1999, none of the discussions with any of these parties resulted in any meaningful transaction proposals. Also during late 1998 and early 1999, representatives of the Company and Allen & Co. engaged in meetings and discussions regarding the possibility of either combining the Company and On Command through some form of merger or other corporate reorganization, or selling some or all of the Company's interest in OCC.

     During the first several months of 1999, the Company eventually entered into an exclusive negotiating period with the Lauries and on April 25, 1999, entered into a definitive agreement for their purchase of the sports-related businesses for $400 million in cash and assumed indebtedness. Under the agreement with the Lauries, Ascent would purchase the interest of LDA in Arena Company.

     During late 1998 and early 1999, Parent and Ascent discussed the possibility of entering into various business transactions that would involve certain of Parent's programming capabilities and On Command's hotel operations. In early 1999, representatives of Parent contacted members of the Company's management and indicated that if the Company no longer owned the sports-related businesses, then Parent might be interested in acquiring the Company and/or its interest in OCC. On March 31, 1999, a representative of Parent sent to the Company a request for information regarding On Command and the Company's Ascent Network Services division ("ANS"). In April 1999, Parent executed the Confidentiality Agreements with Ascent and On Command in furtherance of such discussions. (See "Item 3. Past Contacts, Transactions, Negotiations and Agreements -- Confidentiality Agreements.") During April and early May of 1999, representatives of Parent had meetings and telephone conversations with representatives of the Company and On Command in order to provide Parent with certain requested information regarding On Command and ANS.

     On May 11, 1999, representatives of Parent met with members of the Company's management to describe a proposal pursuant to which Parent would acquire the Company in a taxable stock-for-stock transaction. On May 13, 1999, Parent submitted a written proposal that contemplated a transaction in which each Share would be exchanged for .3786 (split-adjusted) shares of Class A Liberty Media Group common stock ("LMGA"), or a value of approximately $11.63 per Share at that time. The proposed exchange ratio would have been subject to adjustment based upon actual cash remaining after consummation of the sale of Ascent's sports-related businesses. The proposal was conditioned on the completion of due diligence and negotiation and execution of a definitive agreement, and contemplated that the definitive agreement would permit Ascent to entertain unsolicited offers for the purchase of its stock or assets for a period of 30 days after execution of the definitive agreement.

     On or about May 13, 1999, the Company contacted Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") about advising the Company in its response to Parent's proposal and DLJ was formally engaged on May 24, 1999. In addition, in the end of May, the Company retained Skadden, Arps, Slate, Meagher & Flom LLP as the Company's legal advisor. During late May and early June, 1999, representatives of DLJ had telephone conversations with representatives of Parent to discuss terms of the proposal made by Parent.

     At a meeting of the Ascent Board on June 8, 1999, representatives of DLJ and management discussed the status of the discussions on the proposal from Parent. Also at this meeting, the Ascent Board was advised about recent developments in a lawsuit brought by certain of the Company's stockholders in Delaware Chancery Court challenging the Company's agreement with the Lauries. (See "Item 8. Additional Information -- Certain Litigation.") After discussing all of these matters at length, the Ascent Board instructed management to continue to negotiate with Parent regarding a possible transaction seeking, in particular, an improvement in the price being offered and in the Company's ability to seek other acquirors after signing an agreement with Parent. Later in June 1999, the Company settled the shareholder litigation by agreeing, among other things, to conduct an auction for the Company's sports-related businesses.

     During late June and early July, representatives of DLJ had telephone conversations with representatives of Parent. DLJ also had conversations with another party about their interest in an acquisition of the Company. On July 14, 1999, Parent sent a letter to the Company outlining a revised proposal. That revised proposal contemplated a tax-free stock-for-stock transaction in which each Share would be exchanged for .4399 shares of LMGA, or a value of approximately $16.24 per Share at that time. The exchange ratio was still subject to adjustment based upon actual cash remaining after consummation of the sale of Ascent's sports-related businesses. The revised proposal was still conditioned on the completion of due diligence and negotiation and execution of a definitive agreement, but now contemplated that the definitive agreement would permit Ascent to solicit offers for the purchase of Ascent's stock or assets for a period of 60 days after execution of the definitive agreement. The revised proposal also provided that Parent would be paid a break-up fee of $15 million, if Ascent terminated the definitive agreement to pursue an alternative transaction.

     At a meeting of the Ascent Board on July 26, 1999, the Ascent Board recognized a bid by The Sturm Group, a private investment firm owned by Denver businessman Donald L. Sturm, as the superior bid in the first round of the auction for the Company's sports-related businesses. The Ascent Board also discussed the terms and conditions of the recently proposed transaction with Parent. Subsequently, the Lauries chose not to bid against The Sturm Group and as a result, on July 27, 1999, the Company and LDA entered into a definitive agreement with The Sturm Group to sell the sports-related businesses to The Sturm Group for $461 million in cash and assumed indebtedness.

     During late July and August 1999, management, DLJ and the Company's legal advisors continued negotiations with Parent. During this period, DLJ also had conversations with another party about their interest in a possible acquisition of the Company or On Command. On August 19, 1999, Parent sent a revised term sheet to the Company describing a transaction that contemplated a tax-free stock-for-stock transaction in which each Share would be exchanged for that number of shares of LMGA equal to $16.45 divided by the average closing price for LMGA over a specified trading period. The exchange ratio was not subject to adjustment based upon actual cash remaining after consummation of the sale of Ascent's sports-related businesses, but the term sheet contemplated that Ascent would make a representation as to the amount of such cash. The term sheet proposal was still conditioned on the completion of due diligence and negotiation and execution of a definitive agreement. The term sheet provided that Ascent could solicit third party offers for a period of 60 days after execution of the definitive agreement, and provided that Parent would be paid a break-up fee of $10 million if Ascent terminated the definitive agreement to pursue an alternative transaction, subject to a decrease if the merger was not approved by Ascent's stockholders after a significant decline in the market price of LMGA shares.

     At a meeting of the Ascent Board on August 20, 1999, management, DLJ and the Company's legal advisors described the terms and conditions of the transaction set forth on the term sheet. After discussion of the advantages of the transaction to the Company's stockholders, the Ascent Board authorized the execution of the term sheet and instructed management, and the Company's legal advisors to negotiate a definitive merger agreement as expeditiously as possible, with DLJ assisting on negotiations of the financial terms.

     On August 23, 1999, Parent sent to the Company an extensive financial and operating information request list. During late August and early September, the Company, with the assistance of management of OCC, assembled all of the requested material and made it available to Parent. In early September, representatives of Parent also met with members of management of the Company and On Command to discuss the financial and operating condition and prospects of On Command and ANS.

     In early September 1999, Parent's legal advisors provided the Company with a draft merger agreement generally based on the executed term sheet. Representatives of each of the Company, DLJ and the Company's legal advisors commenced negotiating the terms of the merger agreement with Parent and its legal advisors.

     On September 18, 1999, a representative of Parent contacted the Company and indicated that they would not finalize negotiations of the definitive merger agreement on the terms contemplated by the term sheet. They indicated that Parent desired to pursue a transaction to acquire a significant competitor of OCC, and therefore Parent would not agree to a merger agreement on the previously contemplated terms.

     On September 21, 1999, a representative of Parent contacted the Company to indicate that Parent might still be willing to pursue a transaction under two new alternative proposals. The first proposal was to keep the current transaction structure as between Parent and the Company, but Parent would have 30 days after entering into a definitive agreement to pursue an agreement with LodgeNet, On Command's competitor. The second proposal was to keep the current transaction structure but to increase the certainty for Parent by eliminating the Company's ability to solicit other acquirors, and by providing a lock-up agreement with 10% of the Company's stockholders, an option for Parent to purchase 10% of the Company's common stock at the deal price and retention of the proposed break-up fee.

     At a meeting of the Ascent Board on September 21, 1999, the Ascent Board was informed of the revised proposals by Parent. The Ascent Board discussed the revised proposals with management, DLJ and the Company's legal advisors. The Ascent Board instructed DLJ to undertake a limited solicitation of potentially interested third parties. Negotiations between representatives of Parent and the Company continued during the following week. Subsequent to the Ascent Board meeting, DLJ consulted with management of Ascent regarding potentially interested third parties.

     On September 28, 1999, Parent sent a letter to the Company outlining a revised proposal to acquire the Company. This revised proposal contemplated that Parent and Ascent would complete the merger agreement substantially as negotiated prior to September 21, with the following principal exceptions: (i) the price per Share used to determine the exchange ratio was increased from $16.45 to $17.00; (ii) Ascent would only be permitted to respond to unsolicited third party offers as may be required to comply with the board's fiduciary duties with respect to a superior proposal; (iii) Ascent would represent that before the date of the merger agreement, the On Command board of directors (the "OCC Board") had approved Parent as an "interested stockholder" of On Command within the meaning of Section 203 of the DGCL; and (iv) Ascent would grant Parent an option to purchase approximately 10% of the Shares on a fully diluted basis.

     At a meeting on October 1, 1999, the Ascent Board reviewed the most recent proposal by Parent. DLJ reported on the status of its efforts to contact other parties, and indicated that no such contacts had led to any firm proposals by a third party. After reviewing the revised proposal and the other alternatives available to the Company, the Ascent Board rejected Parent's request for an option at market price, and proposed limiting all consideration if Ascent were to terminate the merger agreement to pursue another transaction to 3% of the proposed equity value. On this basis, the Ascent Board instructed management and the Company's legal advisors to meet with Parent and negotiate a definitive merger agreement as expeditiously as possible. During October 1999, management and the Company's legal advisors negotiated with representatives of Parent, AT&T and their respective legal advisors.

     Also during October 1999, representatives of the Company and DLJ provided requested financial and business information regarding On Command and ANS to a third party and engaged in meetings and discussions. The other party still did not make a proposal to acquire the Company.

     At a meeting of the Ascent Board on October 20, 1999, the board analyzed and reviewed, with the Company's management, DLJ and the Company's legal advisors, the various strategic, financial and legal considerations concerning the proposed transaction with Parent, the potential impact on the Company's stockholders of receiving Parent stock at the exchange ratio being proposed and the other terms and conditions of the definitive merger agreement (the "October Merger Agreement"). DLJ delivered to the Ascent Board its opinion that the consideration to be received by the stockholders of Ascent pursuant to the October Merger Agreement was fair to such stockholders from a financial point of view. After further discussion, the Ascent Board approved the October Merger Agreement, and thereafter AT&T, Parent and Ascent executed the October Merger Agreement. The October Merger Agreement was conditioned on the sale of the sports-related businesses to The Sturm Group pursuant to the agreement with The Sturm Group.

     After the execution of the October Merger Agreement, the agreement between the Company and The Sturm Group was first renegotiated on October 31, 1999, then eventually terminated on December 1, 1999. In connection with the initial renegotiation of the agreement with The Sturm Group, on October 31, 1999, Parent agreed not to exercise its right to terminate the October Merger Agreement while Parent and the Company continued to renegotiate the October Merger Agreement in light of the changes to the sale of the sports-related businesses. In late November, as the likelihood increased that the sale of the sports-related businesses would not occur, representatives of Parent and the Company attempted to negotiate a mutually acceptable transaction in which Parent could acquire On Command even if Ascent did not sell the sports-related businesses.

     At a meeting of the Ascent Board on the morning of November 29, 1999, the Ascent Board reviewed the status of the negotiations between Parent and the Company. Later on November 29, Parent terminated the October Merger Agreement.

     On December 21, 1999, the Company announced that it was continuing to seek a qualified buyer for its sports-related businesses with the continued assistance of Allen & Co. and Wasserstein Perella & Co. Inc. ("Wasserstein"). The Company also announced that it was exploring other strategic alternatives in response to the termination of the October Merger Agreement, which alternatives could include a sale of OCC or ANS, other transactions involving OCC or other transactions involving the entire company with the continued assistance of DLJ.

     On January 28, 2000, the Company's announcement of the resignations of Mr. Cronin and another director again referred to the Company's continued exploration of its strategic alternatives and sales processes.

     On Friday, February 18, 2000, representatives of Parent met with representatives of the Company, including Charles Neinas, the Company's chairman, and DLJ. Parent's representatives delivered a letter outlining a transaction in which Parent would acquire all of the outstanding common stock of the Company for $14.00 in cash in a two-step transaction contemplating a first step tender offer. Parent's representatives also said that if the Company was not prepared to negotiate a definitive merger agreement on the terms set forth in the proposal by the opening of the public markets on Tuesday, February 22, 2000 (Monday being a holiday), then Parent would announce a tender offer for up to 14% of the Company's outstanding common stock. DLJ and the Company's representatives continued discussions with Parent's representatives but were unable to reach an agreement that both parties were prepared to accept. Parent's representatives departed and indicated that they would be available over the weekend if the Company wanted to reopen the negotiations.

     During the evening of February 18 and the morning of February 19, DLJ and the Company continued discussing Parent's proposal. As a result of these discussions, on February 19, representatives of Ascent requested an increase in the cash consideration being offered and also requested that Parent's offer to purchase not be conditioned on the absence of a subsequent material adverse change to the Company. Parent agreed to increase the consideration to $15.25 per share and stated that there would not be a material adverse change condition.

     On February 20 and 21, 2000, the parties negotiated a definitive merger agreement that was presented to the Ascent Board on the evening of February 21. The board analyzed and reviewed, with the Company's management, DLJ and the Company's legal advisors, among other things, the various strategic, financial and legal considerations set forth below under "Reasons for the Transaction; Factors Considered by the Company's Board." The definitive merger agreement (the "Merger Agreement") was approved by the Ascent Board (with Mr. Gould having recused himself and Mr. Lillis not available to attend the meeting).

     REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE ASCENT BOARD

     In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Ascent Board considered a number of factors including those presented below:

          1. The presentations and views expressed by management of the Company regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company; (b) the fact that the structure of the transaction proposed by Parent should result in a rapid consummation of the transaction; (c) the continued cash funding requirements of each of the Denver Nuggets and Colorado Avalanche as well as OCC's requirement for additional financing in order to support its capital requirements under its proposed 2000 operating and capital budget;
     (d) the opportunities and risks presented to OCC related to new services for hotels, especially the provision of internet services, and the competition to provide such services to major hotel chains; (e) the ongoing renegotiations of three of OCC's largest customer contracts and the opportunities and risks associated with such negotiations; (f) the recent hiring of Mr. Elliman and Mr. Goodson, and the recent resignations of Mr. Cronin and certain officers at On Command, as well as employee retention issues at On Command in light of, among other things, the booming job market in Silicon Valley; (g) the fact that several parties had expressed an interest in acquiring the sports-related businesses, though none had yet made any specific proposals, and after the Merger, the risks and opportunities associated with such sale would be borne by Parent; (h) the fact that no party had submitted to the Company a proposal for the Company other than Parent; (i) the fact that in view of the absence of any serious interest expressed to management by any other parties, management of the Company believed it was unlikely that in the near term any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its stockholders than the Offer and the Merger; (j) the fact that the transaction proposed by Parent was not conditioned on the consent of the NBA, NHL or the City and County of Denver; (k) the fact that Parent agreed that it would not pursue a transaction with LodgeNet during the pendency of the Offer; and (l) the recommendation of the Offer; and the Merger by the management of the Company.

          2. The presentation of DLJ at the meeting of the Ascent Board held on February 21, 2000, and the opinion of DLJ, dated February 22, 2000, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the proposed cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The full text of the written opinion dated February 22, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Exhibit 4, and is incorporated herein by reference. The opinion of DLJ is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or as to whether to vote to adopt the Merger Agreement. Holders of Shares are urged to read such opinion carefully in its entirety.

          3. The historical market prices, price to earnings ratios, recent trading activity and trading range of the Shares, including that the Offer Price represents a premium of approximately 50% over the $10.125 closing price of the Shares on the NASDAQ on February 18, 2000, the last full trading day preceding the public announcement of the execution of the Merger Agreement.

          4. Valuations based on premiums paid in comparable acquisition transactions, discounted cash flow analysis, and a comparison based upon the value of LodgeNet.

          5. The arm's-length negotiations between the Company and DLJ on behalf of the Company and Parent leading to the belief of the Ascent Board that $15.25 per Share represented the highest price per Share that could be negotiated with Parent.

          6. That the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

          7. The fact that Parent's and Merger Sub's obligations under the Offer are not subject to any financing condition, and the representation of Parent and Merger Sub that they have sufficient funds available to them to consummate the Offer and the Merger.

          8. That pursuant to the Merger Agreement, between the execution of the Merger Agreement and the closing of the Offer, the Company is required to obtain Parent's consent before it can take certain actions.

          9. The limited ability of Parent and Merger Sub to terminate the Offer or the Merger Agreement.

          10. That, in the Merger Agreement, Parent is required to extend the Offer up to August 31, 2000 if all conditions other than the Minimum Condition are not satisfied, and that Parent is required to extend the Offer up to ten business days from the Initial Expiration Date if all conditions to the Offer have been satisfied other than the Minimum Condition.

          11. That pursuant to the Merger Agreement, the Company and its representatives may not (i) furnish to a third party who has submitted an unsolicited acquisition proposal information concerning the Company's business properties or assets, or (ii) participate in discussions or negotiations with such a third party concerning an unsolicited acquisition proposal.

          12. That pursuant to the Merger Agreement, the Ascent Board has the right to terminate the Merger Agreement if, prior to the purchase of Shares by Parent, the Company has received a Superior Proposal and the Ascent Board has determined, in its good faith judgment, after consultation with and based upon the advice of legal counsel, to approve or recommend such Superior Proposal in order to comply with its fiduciary duties under applicable law.

          13. The circumstances under the Merger Agreement upon which the $18 million Termination Fee and the $2 million expense reimbursement becomes payable by the Company to Parent.

          14. The provision under the Merger Agreement for vesting and payment of all outstanding Company options and SARs in connection with the Transaction, and the termination and payment of severance obligations under existing agreements.

          15. The conditions to the Offer, including the definition of Material Adverse Effect and the fact that the absence of a subsequent Material Adverse Change of the Company was not a condition to closing the Offer or the Merger.

          16. The other provisions of the Offer and the Merger Agreement.

          17. That the only consents and approvals required to consummate the Merger were under the HSR Act and the Communications Act (as defined) and the favorable prospects for receiving all such consents and approvals. (See "Item 8. Additional Information -- Antitrust" and "-- FCC Approvals.")

          18. That, while the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the Shares traded immediately prior to the public announcement of the Offer and the Merger, the consummation of the Offer and the Merger would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

          19. The approval of the Merger Agreement by the Board of Directors of On Command.

     The foregoing discussion of information and factors considered and given weight by the Ascent Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Ascent Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Ascent Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Ascent Board may have given different weights to different factors.

     (c) Intent to Tender. To Ascent's knowledge after reasonable inquiry, Ascent and all of Ascent's executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially (other than Shares held directly or indirectly by other public companies, as to which Ascent has no knowledge) by them pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     DLJ was retained pursuant to the terms of a letter agreement dated as of May 24, 1999, as amended as of February 20, 2000 (the "DLJ Engagement Letter"), and Wasserstein Perella & Co., Inc. ("Wasserstein") was retained pursuant to the terms of a letter agreement dated as of July 14, 1999, as amended as of February 21, 2000 (the "Wasserstein Engagement Letter"). DLJ's engagement was initially to serve as the Company's financial advisor with respect to a possible sale, merger, consolidation or any other business combination of the Company assuming the prior sale of the sports related businesses. Wasserstein's engagement was to serve as the Company's financial advisor with respect to a sale of the Company's sports-related assets. (See "Item 3. Past Contacts, Transactions, Negotiations and Agreements -- Related Party Transactions.")

DONALDSON, LUFKIN & JENRETTE

     Pursuant to the DLJ Engagement Letter, the Company has agreed to pay DLJ cash compensation of $100,000 as a retainer fee (which amount has already been paid), cash compensation of $500,000 at the time DLJ notifies the Ascent Board that DLJ is prepared to deliver an opinion requested by the Company regarding the fairness of any Sale Transaction (as defined) pursuant to which DLJ has been paid $500,000 with respect to the October Merger Agreement, and an additional $500,000 to be paid with respect to the Merger Agreement (the "New Opinion Fee") and $75,000 for each update of such opinion (the New Opinion Fee will be credited against the Additional Fee); and cash compensation of $3,750,000 (the "Additional Fee") if the Company consummates a sale, merger, consolidation or any other business combination, in one or a series of transactions, involving all or substantially all of the businesses, securities or assets of the Company (excluding those businesses, securities and assets then classified as discontinued operations) (a "Sale Transaction"). The foregoing fees will be payable upon the occurrence of a Sale Transaction, during the term of the DLJ Engagement Letter or (i) within nine months of the termination by the Company of the DLJ Engagement Letter if a Sale Transaction is consummated with Parent or any other party with which DLJ or the Company had any discussions relating to a Sale Transaction during the term of the DLJ Engagement Letter or (ii) within twelve months of the termination by the Company of the DLJ Engagement Letter if a Sale Transaction is consummated with Parent or any other party and the Company had entered into an agreement with respect to any Sale Transaction during the term of the DLJ Engagement Letter.

     On October 20, 1999, the Ascent Board requested that DLJ issue an opinion with respect to the October Merger Agreement. On such date, DLJ delivered to the Ascent Board its opinion that the consideration to be received by the stockholders of Ascent in the merger contemplated by the October Merger Agreement was fair to such stockholders from a financial point of view. As a result of the delivery of that opinion, Ascent paid DLJ $500,000. On February 21, 2000, prior to executing the Merger Agreement, the Company requested that DLJ deliver an additional opinion with respect to the fairness of the Transaction. In response, DLJ delivered its oral opinion (later confirmed in writing) to the Company to the effect that the consideration to be received by the stockholders of the Company pursuant to the Merger Agreement is fair to such stockholders from a financial point of view. As a result of the delivery of the second opinion, Ascent became obligated to deliver the New Opinion Fee described above. The New Opinion Fee will be credited against the Additional Fee, if and when the Additional Fee becomes payable.

     Under the DLJ Engagement Letter, Ascent has also agreed to reimburse DLJ for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel and other consultants and advisors) and to indemnify DLJ and certain related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of DLJ's engagement.

     A copy of DLJ's opinion is filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein in its entirety.

WASSERSTEIN PERELLA & CO., INC.

     Pursuant to the Wasserstein Engagement Letter, Ascent has agreed to pay Wasserstein sports-related business cash compensation of $3,400,000 plus 5.0% of the Aggregate Consideration (as defined in the Wasserstein Engagement Letter), if any, in excess of $461,000,000 in connection with any sale of substantially all the equity securities, assets or businesses of the sports-related business, or $3,400,000 in connection with the sale or disposition of all or substantially all of the equity securities of the Company (regardless of the form of the transaction) and cash compensation of $500,000 if, upon the request of the Company, Wasserstein delivers an opinion with respect to the adequacy or fairness to the Company, from a financial point of view, of the consideration to be received in a sale of the sports-related businesses.

     The foregoing fees will be payable upon the occurrence of a sale, during the term of the Wasserstein Engagement Letter or within twelve months of the termination by the Company of the Wasserstein Engagement Letter if an agreement in principle or definitive agreement to effect a sale is entered into and concurrently therewith or at any time thereafter such sale is consummated.

     Under the Wasserstein Engagement Letter, Ascent has also agreed to reimburse Wasserstein for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel and other consultants and advisors) and to indemnify Wasserstein and certain related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Wasserstein's engagement.

     Ascent did not request that Wasserstein render an opinion in connection with either the Offer or the Merger and consequently, as of the date of this
Schedule 14D-9, no opinions were rendered by Wasserstein.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Prior to his resignation, on January 28, 2000, James A. Cronin, III, the Company's former Executive Vice President, Chief Financial Officer and Chief Operating Officer, exercised a portion of his vested stock appreciation rights with respect to 74,375 shares. The exercise price of such stock appreciation rights was $9.525 per Share and the price per Share recognized by Mr. Cronin was $12.375, thus resulting in a net cash payment of $2.85 per Share and an aggregate cash payment of $211,968.

     Other than as set forth above, no transactions in Shares have been effected during the past 60 days by Ascent or, to the best of Ascent's knowledge, by any executive officer, director, affiliate or subsidiary of Ascent.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (1)(i) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Ascent in response to the Offer which relate to a tender offer or other acquisition of Ascent's securities by Ascent, any subsidiary of Ascent or any other person.

     (ii) Except as indicated below or in Items 3 and 4 above, no negotiations are being undertaken or are underway by Ascent in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Ascent or any subsidiary of Ascent, (2) any purchase, sale or transfer of a material amount of assets by Ascent or any subsidiary of Ascent, or

(3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Ascent. At the request of Parent, Ascent is continuing its marketing efforts to sell the Company's sports-related assets. It is expected that any sale of the sports-related assets would occur only after consummation of the Merger and would be on terms and conditions negotiated between Parent and the proposed purchaser.

     (2) Except as indicated in Items 3 and 4 above, there are no transactions, Ascent Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

DGCL 203

     Section 203 of the DGCL purports to regulate certain business combinations involving a corporation organized under Delaware law, such as Ascent, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination with any Interested Stockholder for a period of three years following the date such stockholder became an Interested Stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Ascent Board and the On Command Board of Directors each approved the Merger Agreement and the Transaction prior to Parent becoming an Interested Stockholder; therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

DGCL 253

     Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Merger Sub will be able to effect the Merger after consummation of the Offer without a vote by Ascent's stockholders. However, if Merger Sub does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote by Ascent's stockholders will be required under the DGCL in order to affect the merger.

SECTION 14(f) INFORMATION STATEMENT

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Ascent Board other than at a meeting of Ascent's stockholders.

ANTITRUST

     Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Parent pursuant to the Offer is subject to such requirements.

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15 calendar day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer. Such filing was made on February 28, 2000. The Antitrust Division or the FTC may extend the waiting periods of such filing by requesting additional information and documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after Parent has substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent. Although Ascent is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither Ascent's failure to make such filings nor a request to Ascent from the Antitrust Division for additional information or documentary material will extend the waiting period. However, if the Antitrust Division or the FTC raises substantive issues in connection with the Transaction, Parent and Ascent may engage in negotiations with the relevant governmental agency concerning possible means of addressing these issues and may agree to delay consummation of the Transaction while such negotiations continue.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of acquisition transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including, in the case of the Transaction, seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent or Ascent or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances. While Ascent does not believe that the acquisition of Shares by Parent will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

FCC APPROVALS

     Ascent holds a number of Federal Communications Commission ("FCC") licenses in connection with its ANS operations and is therefore subject to regulation by the FCC. The Communications Act of 1934 (the "Communications Act") prohibits the transfer of control of a corporation holding such licenses without the prior approval of the FCC. The consummation of the Offer would constitute a change of control that requires such prior approval. Accordingly, to satisfy the conditions of the Offer, Parent and Ascent must either (i) obtain from the FCC a Special Temporary Authorization (an "STA"), on terms and conditions satisfactory to Merger Sub and Parent, permitting Merger Sub to consummate the Offer and permitting Merger Sub to operate the licensed facilities on a temporary basis pending approval of a "long form" application for FCC consent to Merger Sub's acquisition of control of Ascent ("Long Form Approval"), or (ii) if such STA is not granted, obtain Long Form Approval. Parent and Ascent have submitted to the FCC an application for Long Form Approval, as well as a request for an STA. If by the initial expiration date of the Offer, the FCC has not granted the parties' request for an STA, Merger Sub will extend the Offer, subject to the terms of the Offer and the Merger Agreement (in which case the acceptance for payment and payment for tendered Shares would be delayed), and Merger Sub will attempt to obtain Long Form Approval. If such Long Form Approval is not obtained, Merger Sub will not purchase the Shares, unless Parent is otherwise satisfied, in its sole discretion, that the Shares can be purchased without violating the Communications Act.

APPRAISAL RIGHTS

     No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares may have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations in addition to the applicable offer price and the market value of Shares, including asset values and the investment value of Shares. The value so determined could be more or less than the Offer Price.

     If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivering to Parent a written withdrawal of his or her demand for appraisal and acceptance of the Merger.

     Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

STOCKHOLDER RIGHTS PLAN

     On June 27, 1997, the Ascent Board authorized and declared a dividend distribution of one Right for each outstanding Share. Each Right entitles the registered holder thereof to purchase from Ascent one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of Ascent at a purchase price of $40.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between Ascent and The Bank of New York, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) the tenth day following a public announcement (the day of such announcement, a "Shares Acquisition Date") that any individual, corporation or other entity (a "Person") or group of affiliated or associated Persons has acquired beneficial ownership of 15% or more of the outstanding Shares (such a Person, an "Acquiring Person") or (ii) the tenth business day (or such later date as may be determined by action of the Ascent Board prior to such time as any Person or group of affiliated Persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a Person or group of affiliated or associated Persons of 15% or more of the outstanding Shares (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced, with respect to any of the certificates representing the Shares outstanding as of July 10, 1997 (the "Record Date"), by such certificate with a copy of a summary of Rights attached thereto.

     The Rights are not exercisable until the Distribution Date and will expire on July 10, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Ascent, in each case, as described below.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Share. Each Preferred Share will have 100 votes, voting together with the Shares. Finally, in the event of any merger, consolidation or other transaction in which Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Share. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Share.

     In the event that Ascent is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a Person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any Person or group of affiliated or associated Persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Shares having a market value of two times the exercise price of the Right.

     At any time after any Person or group of affiliated or associated Persons becomes an Acquiring Person and prior to the acquisition by such person or group of affiliated or associated Persons of 50% or more of the outstanding Shares, the Ascent Board may exchange the Rights (other than Rights owned by such Person or group of Persons which will have become void), in whole or in part, at an exchange ratio of one Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of Ascent's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     At any time prior to the acquisition by a Person or group of affiliated or associated Persons of beneficial ownership of 15% or more of the outstanding Common Shares, the Ascent Board may redeem the Rights, in whole but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Ascent Board, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Ascent Board without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Shares then known to Ascent to be beneficially owned by any such Person or group of affiliated or associated Persons and (ii) 10%, except that from and after such time as any Person or group of affiliated or associated Persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Ascent, including, without limitation, the right to vote or to receive dividends.

     The Rights Agreement specifying the terms of the Rights is filed as Exhibit 18 to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

     On February 22, 2000, in connection with the execution and delivery of the Merger Agreement, the Ascent Board approved an amendment to the Rights Agreement (the "Amendment to the Rights Agreement"), in order to, among other things, (i) prevent Parent or Merger Sub from becoming or being deemed an Acquiring Person, and (ii) prevent a Distribution Date or Shares Acquisition Date from occurring, in each case, as a result of (a) the approval, execution or delivery of the Merger Agreement or any amendments thereof approved in advance by the Ascent Board or (b) the commencement or, prior to termination of the Merger Agreement, the consummation of any of the transactions contemplated by the Merger Agreement in accordance with the provisions of the Merger Agreement, including the Offer and the Merger.

CERTAIN LITIGATION

     In June 1999, the Company and certain of its present and former directors were named as defendants in lawsuits filed by shareholders of the Company (the "Shareholder lawsuits") in the Delaware Court of Chancery. These purported class actions asserted that the Company's agreement to sell the Company's sports-related businesses to entities controlled by the Lauries constituted a sale of substantially all assets of the Company, thereby requiring a shareholder vote, and resulted from breaches of fiduciary duties by the director defendants. On June 23, 1999, the Company, the director defendants and the Laurie-controlled purchasing entities that were also named as defendants, entered into an agreement with the shareholder plaintiffs to settle the lawsuits. Under the settlement agreement, the Company, the director defendants, and the Laurie-controlled entities agreed, among other things, to amend the terms of the proposed sale to the Laurie entities to permit the Company to conduct a new process in which the Company would solicit additional offers for the purchase of the sports-related businesses. The Company and the director defendants also agreed, among other things, to engage Wasserstein to assist in the new auction process, and to add Peter W. May to the Ascent Board. On July 27, 1999, as a result of the new auction process, the Company entered into a definitive agreement to sell the sports-related businesses to The Sturm Group. The settlement of the Shareholder lawsuits is subject to the approval of the Delaware Court of Chancery after a hearing. If approved by the Court, the settlement would result in, among other things, the dismissal with prejudice of the claims asserted in the Shareholder lawsuits and the payment by the Company of plaintiff attorney fees and expenses in an amount to be approved by the Court.

ITEM 9. EXHIBITS.

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          1.             Agreement and Plan of Merger, dated February 22, 2000, by
                            and among Ascent Entertainment Group, Inc., Liberty Media
                            Corporation and Liberty AEG Acquisition, Inc.
          2.             Letter to Stockholders from Charles M. Neinas, dated
                            February 29, 2000*
          3.             Joint Press Release issued by Ascent Entertainment Group,
                            Inc. and Liberty Media Corporation on February 22, 2000
          4.             Joint Press Release issued by Ascent Entertainment Group,
                            Inc. and Liberty Media Corporation on February 28, 2000
          5.             Opinion of Donaldson, Lufkin & Jenrette, dated February 22,
                            2000*
          6.             Confidentiality Agreement, dated as of April 12, 1999,
                            between Liberty Media Corporation and Ascent
                            Entertainment Group, Inc.
          7.             Confidentiality Agreement, dated as of April 12, 1999,
                            between Liberty Media Corporation and On Command
                            Corporation
          8.             Ascent 1995 Key Employee Stock Plan
          9.             Ascent 1995 Non-Employee Director Stock Plan
         10.             Ascent 1997 Non-Employee Director Stock Appreciation Rights
                            Plan
         11.             Article VIII of the Amended and Restated Certificate of
                            Incorporation of Ascent Entertainment Group, Inc.
         12.             Article VIII of the Amended and Restated Bylaws of Ascent
                            Entertainment Group, Inc.
         13.             Amended and Restated Employment Agreement of Arthur M. Aaron
         14.             Amended and Restated Employment Agreement of David A. Holden
         15.             Employment Agreement of David Ehrlich
         16.             Employment Agreement of Donald M. Elliman
         17.             Employment Agreement of Allan Goodson
         18.             Rights Agreement, dated as of June 27, 1997, between Ascent
                            Entertainment Group, Inc. and The Bank of New York

---------------

     * Copy attached to, or enclosed with, copies of this Schedule mailed to stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /s/ ARTHUR M. AARON, ESQ.
                                            ------------------------------------
                                            Name: Arthur M. Aaron
                                            Title:  Executive Vice President,
                                                    Business Affairs

Dated: February 29, 2000.

                                                                      SCHEDULE I

                        ASCENT ENTERTAINMENT GROUP, INC.
                      1225 SEVENTEENTH STREET, SUITE 1800
                             DENVER, COLORADO 80202

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This information statement (the "Information Statement") is being mailed on or about February 29, 2000, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $0.01 per share (the "Shares"), of Ascent Entertainment Group, Inc., a Delaware corporation ("Ascent" or the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Merger Sub (as defined below) to a majority of the seats on the Board of Directors of Ascent (the "Ascent Board").

     On February 22, 2000, Ascent, Liberty Media Corporation, a Delaware corporation (the "Parent"), and Liberty AEG Acquisition, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Parent shall cause Merger Sub to commence a cash tender offer (the "Offer") for all the outstanding Shares at a price of $15.25 per Share, and (ii) Merger Sub shall be merged with and into Ascent (the "Merger"). As a result of the Offer and the Merger, Ascent will become an indirect, wholly owned subsidiary of Parent.

     The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Merger Sub shall be entitled to designate such number of directors (the "Merger Sub Designees") to the Ascent Board as will give Merger Sub representation proportionate to its ownership interest. The Merger Agreement requires Ascent to take such action as Merger Sub may request to cause the Merger Sub Designees to be elected to the Ascent Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning Parent and Merger Sub has been furnished to Ascent by Parent. Ascent assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; MERGER SUB DESIGNEES

     Pursuant to Section 6.11 of the Merger Agreement, promptly upon the purchase by Merger Sub of Shares pursuant to the Offer, and from time to time thereafter, Merger Sub shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Ascent Board as shall give Merger Sub representation on the Ascent Board equal to the product of the total number of directors on the Ascent Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Merger Sub or any affiliate of Merger Sub at such time bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Merger Sub's designees to be elected as directors of the Company, including increasing the size of the Ascent Board or securing the resignations of incumbent directors or both. At such times, the Company shall use its best efforts to cause persons designated by Merger Sub to constitute the same percentage as persons designated by Merger Sub shall constitute of the Ascent Board of (i) each committee of the Ascent Board (some of whom may be required to be independent as required by applicable law), (ii) each board of directors of each domestic subsidiary (including On Command, realizing that the Company has the right to appoint only a majority of the On Command board) and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the time Merger Sub acquires a majority of the then outstanding Shares on a fully diluted basis, the Company shall use its best efforts to ensure that all the members of the Ascent Board and each committee of the Ascent Board and such boards and committees of the domestic subsidiaries as of the date hereof who are not employees of the Company shall remain members of the Ascent Board and of such boards and committees (the "Continuing Directors").

     Merger Sub's right to appoint the Merger Sub Designees to the Ascent Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Ascent shall promptly take all actions, as Section 14(f) and Rule 14f-1 require, in order to fulfill its obligations under the Merger Agreement. Merger Sub has supplied to Ascent in writing information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

     Following the election or appointment of the Merger Sub Designees and until the Effective Time, the approval of the Continuing Directors is required to authorize any termination of the Merger Agreement by Ascent, any amendment of the Merger Agreement requiring action by the Ascent Board, any amendment of the certificate of incorporation or bylaws of Ascent, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Merger Sub, any waiver of compliance with any of the agreements or conditions in the Merger Agreement for the benefit of Ascent and any material transaction with Parent, Ascent or any affiliate thereof and such authorization shall constitute the authorization of the Ascent Board and no other action on the part of Ascent, including any action by any other director of Ascent, shall be required to authorize.

     The following table sets forth certain information with respect to the individuals Merger Sub may choose to designate as the Merger Sub Designees serving as directors of Ascent (including current principal occupation or employment and five years employment history). Unless otherwise noted, each individual is a citizen of the United States. Unless otherwise noted, the business address of each is 9197 South Peoria Street,

Englewood, Colorado 80112. The information is based solely on information supplied to Ascent by Merger Sub and Parent.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                        MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                                        --------------------------------------------------
Robert R. Bennett....................  President and Chief Executive Officer and a director of
                                       Parent since April 1997. Mr. Bennett served as Executive
                                       Vice President of TCI from April 1997 to March 1999. Mr.
                                       Bennett served as Executive Vice President and Chief
                                       Financial Officer, Secretary and Treasurer of Parent from
                                       June 1995 through March 1997, and as Senior Vice President of Parent from September 1991 to June 1995. Mr. Bennett also served as acting Chief Financial Officer of Liberty Digital,
                                       Inc. from June 1997 to July 1997. Mr. Bennett is a director of TV Guide, Inc., Teligent, Inc. and USA Networks, Inc. and
                                       is Chairman of the Board of Liberty Digital, Inc.
Gary S. Howard.......................  Executive Vice President, Chief Operating Officer and a
                                       director of Parent since July 1998. Mr. Howard has also
                                       served as Chief Executive Officer of TCI Satellite
                                       Entertainment, Inc. since December 1996. Mr. Howard served as Executive Vice President of TCI from December 1997 to
                                       March 1999; as Chief Executive Officer, Chairman of the
                                       Board and a director of TV Guide, Inc. from June 1997 to
                                       March 1999; and as President and Chief Executive Officer of
                                       TCI Ventures Group, LLC from December 1997 to March 1999.
                                       Mr. Howard served as President of TV Guide, Inc. from June
                                       1997 to September 1997; as President of TCI Satellite
                                       Entertainment, Inc. from February 1995 through August 1997;
                                       as Senior Vice President of TCI Communications, Inc.
                                       ("TCIC") from October 1994 to December 1996; and as Vice
                                       President of TCIC from December 1991 through October 1994.
                                       Mr. Howard is a director of TV Guide, Inc., Liberty Digital,
                                       Inc., TCI Satellite Entertainment, Inc. and Teligent, Inc.
Charles Y. Tanabe....................  Senior Vice President and General Counsel of Parent since
                                       January 1999. Prior to joining Parent, Mr. Tanabe was a
                                       member of Sherman & Howard L.L.C., a law firm based in
                                       Denver, Colorado, for more than five years.
David J.A. Flowers...................  Vice President and Treasurer of Parent since April 1997. Mr.
                                       Flowers served as Vice President -- Portfolio Manager of
                                       Parent from June 1995 to April 1997. Prior to joining
                                       Parent, Mr. Flowers held several positions at Toronto
                                       Dominion Bank from August 1989 to June 1995, including
                                       Managing Director in its Media Finance Group.
Jerome H. Kern.......................  Director of Parent since March 1999. Mr. Kern served as Vice
                                       Chairman and as a consultant of TCI from June 1998 to March
                                       1999. Prior to joining TCI, Mr. Kern was Special Counsel
                                       with the law firm of Baker & Botts L.L.P. from July 1996 to
                                       June 1998 and a senior partner of Baker & Botts L.L.P. from
                                       September 1992 to July 1996. Mr. Kern served as a director of TCIC from December 1993 to August 1994. Mr. Kern is a
                                       director of TCI.

     Based solely on the information set forth in the Offer, none of the Merger Sub Designees (i) is currently a director of, or holds any position with Ascent,
(ii) has a familial relationship with any directors or executive officers of Ascent, or (iii) to the best knowledge of Parent and Merger Sub, beneficially owns any securities (or any rights to acquire such securities) of Ascent. Ascent has been advised by Parent and Merger Sub that, to the best of Parent's and Merger Sub's knowledge, none of the Merger Sub Designees has been involved in any transactions with Ascent or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

                     CERTAIN INFORMATION CONCERNING ASCENT

     The Shares constitute the only class of voting securities of Ascent. The holders of common stock are entitled to one vote per Share. As of February 29, 2000, there were 29,755,600 shares issued and outstanding.

DIRECTORS OF ASCENT

     The Ascent Board currently consists of four directors divided into three classes, of which one class is elected annually by the stockholders for terms of three years or until their successors have been elected and qualified. In accordance with the Delaware General Corporation Law, directors are removable by a majority vote of the Company's stockholders only for cause. The Ascent Board met twenty seven times in 1999, the Compensation Committee of the Ascent Board met two times in 1999 and the Audit Committee of the Ascent Board met two times in 1999. Each director attended seventy-five percent or more of the meetings of the Ascent Board held while each was a director during 1999 and of the meetings of Committees of which he was a member during 1999.

     The following table sets forth certain information with respect to the individuals who are currently serving as Directors of Ascent (including age as of the date hereof, current principal occupation or employment and employment history). Unless otherwise noted, each individual is a citizen of the United States.

NAME                                                          AGE   DIRECTOR SINCE
----                                                          ---   --------------
Charles M. Neinas (Chairman)................................  67         1995
Paul Gould..................................................  54         1997
Charles M. Lillis...........................................  57         1997
Peter May...................................................  57         1999

     Mr. Charles M. Neinas. President of Neinas Sport Services, Inc. since July 1997. Mr. Neinas became Chairman in June 1999 and from August 1999 through December 1999, Mr. Neinas served as Acting President and Chief Executive Officer of the Company. Prior thereto, Mr. Neinas was Executive Director of the College Football Association from 1980 through June 1997. Mr. Neinas served as a member of the board of directors of the National Association of Collegiate Directors of Athletics from 1990 to 1993. His principal business address is Neinas Sports Services, Inc., 6688 Gunpark Drive, Suite 201, Boulder, Colorado 80301.

     Mr. Paul Gould. Managing Director and Executive Vice President of Allen & Company, Incorporated, an investment banking firm for over 10 years. Mr. Gould has been with Allen & Company for over 25 years and is a director of Liberty Media Corporation and Sunburst Hospitality Corporation. His principal business address is Allen & Company, Incorporated, 711 Fifth Avenue, New York, New York 10022.

     Mr. Charles M. Lillis. Chairman and Chief Executive Officer of MediaOne Group. Prior thereto, Mr Lillis was President and Chief Executive Officer of MediaOne Group from April 1995 to May 1997, and prior to that time, was President of US WEST Diversified Group from 1991 to 1994 and was Executive Vice President and Chief Planning Officer of US WEST, Inc., from 1987 to 1991. Mr. Lillis joined US WEST in 1985 as Vice President of Strategic Marketing. Mr. Lillis is a member of the board of directors of SuperValu, Inc. His principal business address is MediaOne Group, 188 Inverness Drive West, 5th Floor, Englewood, Colorado 80112.

     Mr. Peter May. President and Chief Operating Officer of Triarc Companies, Inc. Mr. May was President and Chief Operating Officer of Triangle Industries, Inc. from 1983 to 1988. Mr. May is a trustee of the University of Chicago and a member of the Advisory Council on the Graduate School of Business of the University of Chicago. His principal business address is Triarc Companies, Inc., 280 Park Avenue, New York, New York 10017.

OTHER INFORMATION CONCERNING CURRENT DIRECTORS

  Committees

     As of February 2000, the Ascent Board has two standing committees, described below.

     The Audit Committee consists of Messrs. Lillis (Chairman) and May. The Audit Committee makes recommendations to the Ascent Board concerning the selection of independent public accountants; reviews with the independent accountants the scope of their audit; reviews the financial statements with the independent accountants; reviews with the independent accountants and the Company's management the Company's accounting and audit practices and procedures, its internal controls and its compliance with laws and regulations; and reviews the Company's policies regarding community and governmental relations, conflicts of interest, business conduct, ethics and other social, political and public matters, and the administration of such policies. In addition, the Audit Committee considers and makes recommendations to the Ascent Board with respect to the financial affairs of the Company, including matters relating to capital structure and requirements, financial performance, dividend policy, capital and expense budgets and significant capital commitments, and such other matters as may be referred to it by the Ascent Board, the Chairman of the Board or the Chief Executive Officer. The Audit Committee met two times in 1999.

     The Compensation Committee consists of Messrs. Gould (Chairman) and Neinas. The Compensation Committee approves long-term compensation for senior executives; considers and makes recommendations to the Ascent Board with respect to: programs for human resources development and management organization and succession; salary and bonus for senior executives; and compensation matters and policies and employee benefit and incentive plans and exercises authority granted to it to administer such plans. In addition, the Compensation Committee recommends to the Ascent Board qualified candidates for election as directors and as Chairman of the Board, and considers, acts upon or makes recommendations to the Ascent Board with respect to such other matters as may be referred to it by the Ascent Board, the Chairman of the Board or the Chief Executive Officer. The Compensation Committee will consider candidates for election as directors recommended by stockholders, if the recommendations are submitted in writing to the Secretary of the Company. The Compensation Committee met two times during 1999.

  Directors Compensation

     The Company does not pay its current directors any cash compensation. Directors who were not employees of the Company or its subsidiaries have been granted stock appreciation rights ("SARs") with respect to 100,000 shares each of Ascent Common Stock pursuant to the 1997 Non-Employee Directors Stock Appreciation Rights Plan. These SARs will vest 25% on the first anniversary of grant, and 25% and 50%, respectively, on the second and third anniversaries.

     Prior to May 1997, the Company granted Shares and options to its non-employee directors pursuant to the 1995 Non-Employee Directors Stock Plan. Pursuant to this plan, Mr. Neinas was granted options to purchase 12,000 Shares at exercise prices ranging from $10.50 to $17.625, and Mr. Lillis was granted options to purchase 4,000 Shares at an exercise price of $10.50. The 1995 Non-employee Directors Stock Plan was canceled on May 13, 1997.

  Certain Relationships and Related Party Transactions; Compensation Committee Interlocks and Insider Participation

     Mr. Paul Gould, a director of the Company, is a Managing Director and Executive Vice President of Allen & Company, Incorporated, an investment banking firm that has performed financial advisory services for the Company since 1995, including (i) serving as the managing underwriter for the Company's initial public offering in 1995; (ii) advising the Company with respect to the acquisition of SpectraVision in 1996 and (iii) serving as financial advisor to the Company in connection with the Company's disposition of its sports and arena related assets.

     Mr. Charles Neinas, a director of the Company and Chairman of the Compensation Committee, served as Acting President and Chief Executive Officer of the Company from June 1999 through December 1999. Mr. Neinas did not serve on the Compensation Committee during this period.

EXECUTIVE OFFICERS OF ASCENT

     The names of the executive officers who are not also directors of Ascent, their ages and certain information about them are set forth below:

                                   POSITIONS AND OFFICES              PRINCIPAL OCCUPATIONS AND
NAME                      AGE           WITH ASCENT                EMPLOYMENT DURING PAST 5 YEARS
----                      ---   ----------------------------   ---------------------------------------
Arthur M. Aaron.........  42    Executive Vice President,      Mr. Aaron has been Executive Vice
                                  Business Affairs               President, Business Affairs of the
                                                                 Company since January 2000, prior to
                                                                 which he was Vice President, Business
                                                                 and Legal Affairs and Secretary of
                                                                 the Company since April 1995. Prior
                                                                 thereto, he was a General Attorney at
                                                                 COMSAT Corporation since July 1993.
                                                                 Mr. Aaron has also served as Acting
                                                                 General Counsel of On Command
                                                                 Corporation since April 1998.
David A. Holden.........  40    Executive Vice President,      Mr. Holden has been Executive Vice
                                  Finance and Chief              President, Finance and Chief
                                  Financial Officer              Financial Officer of the Company
                                                                 since January 2000, prior to which he
                                                                 was Vice President, Finance and
                                                                 Controller of the Company since May
                                                                 1996. Prior thereto, he was employed
                                                                 by Deloitte & Touche LLP for more
                                                                 than five years.
David Ehrlich...........  34    Vice President, General        Mr. Ehrlich has been Vice President,
                                  Counsel and Secretary          General Counsel and Secretary of the
                                                                 Company since January 2000, prior to
                                                                 which he was Assistant General
                                                                 Counsel of the Company since June
                                                                 1996. Prior thereto, he was an
                                                                 associate at the Denver law firm,
                                                                 Sherman & Howard L.L.C. since
                                                                 February 1995.
Donald Elliman..........  55    President, Ascent Sports       Mr. Elliman has been President of
                                  Holdings, Inc.               Ascent Sports Holdings, Inc. since
                                                                 January 2000. Prior thereto he was
                                                                 Executive Vice President of Time,
                                                                 Inc. from 1995 through 1999 and
                                                                 President of Sports Illustrated from
                                                                 1995 through 1997.
Allan Goodson...........  42    Executive Vice President and   Mr. Goodson has been Executive Vice
                                  Chief Operating Officer of     President and Chief Operating Officer
                                  On Command Corporation         of OCC since January 2000. Prior
                                                                 thereto, Mr. Goodson served as a
                                                                 founding partner and Chief Operating
                                                                 Officer of STC Cable Corp. from April
                                                                 1998 to June 1999. Prior to that he
                                                                 held the position of Executive Vice
                                                                 President and Chief Operating Officer
                                                                 for TCI Great Lakes, Inc. from August
                                                                 1992 to November 1995.

COMMON STOCK OWNERSHIP OF MANAGEMENT AND OTHER BENEFICIAL HOLDERS

     The following table sets forth information regarding the beneficial ownership of the Shares and the Common Stock of On Command Corporation, as of December 31, 1999, by all directors and nominees, by each of the executive officers named in the Summary Compensation Table and by all directors and executive officers as a group and by all persons known to the Company to beneficially own more than five percent (5%) of the Shares. Under the rules of the SEC, beneficial ownership includes any shares over which an individual has sole or shared voting power or investment power, and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right.

MANAGEMENT:

                                                            ASCENT SHARES         ON COMMAND SHARES*
                                                              AMOUNT AND              AMOUNT AND
                                                              NATURE OF                NATURE OF
NAME(1)                                                  BENEFICIAL OWNERSHIP   BENEFICIAL OWNERSHIP(2)
-------                                                  --------------------   -----------------------
Arthur M. Aaron........................................          1,519                       0
Timothy J. Romani......................................              0                       0
Charles Lyons(3).......................................         19,551                       0
Paul Gould.............................................              0                       0
Brian A.C. Steel(4)....................................              0                  73,851
Charles M. Lillis......................................          4,000                       0
Peter May(5)...........................................              0                       0
Charles M. Neinas......................................         12,000                       0
James A. Cronin, III(6)................................              0                       0
All directors and executive officers as a group (9
  persons).............................................         37,070                  73,851

---------------

  * On Command is a subsidiary of the Company, based on the Company's beneficial ownership of approximately 57% of the currently issued and outstanding shares of On Command, including shares which may be purchased on the exercise of warrants.

(1) Unless otherwise indicated, each person has sole voting and investment power over the shares listed, and no director or executive officer beneficially owns more than 1.0% of the Common Stock of the Company or OCC.

(2) Each number in this column has been rounded down to the nearest whole share. Beneficial ownership of Ascent common stock includes 12,000 Shares that may be acquired by Mr. Neinas and 4,000 Shares that may be acquired by Mr. Lillis, each within 60 days after December 31, 1999, through the exercise of stock options.

(3) Mr. Lyons resigned as Chairman, President and Chief Executive Officer of the Company effective August 17, 1999.

(4) Beneficial ownership of On Command common stock includes 73,851 shares that may be acquired by Mr. Steel within 60 days after December 31, 1999, through the exercise of stock options. Mr. Steel resigned from On Command on August 6, 1999.

(5) Mr. May disclaims beneficial ownership of 2,876,700 Shares which are held by Ascent Acquisition Group, LLC, an entity which is 50% owned by Triarc Companies, Inc. ("Triarc"). Mr. May is a director, President and Chief Operating Officer of Triarc.

(6) Mr. Cronin resigned as director, Executive Vice President, Chief Financial Officer and Chief Operating Officer of the Company on January 28, 2000. Mr. Cronin has continued in his role as Chairman of On Command Corporation.

FIVE PERCENT HOLDERS

                                                              % OF
                        SHAREHOLDER                           VOTING      # OF SHARES
                        -----------                           ------      -----------
Snyder Capital Management, LP(1)............................  13.7%        4,069,690
  350 California Street
  San Francisco, CA 94104
Gabelli Asset Management, Inc.(2)...........................  12.73%       3,788,733
  One Corporate Center
  Rye, New York 10580
Ascent Acquisition Group, LLC(3)............................   9.7%        2,876,700
  280 Park Avenue
  New York, NY 10017
Leon G. Cooperman(4)........................................   5.9%        1,746,900
  88 Pine Street
  Wall Street Plaza, 31st Floor
  New York, NY 10005

---------------

(1) Based on information contained in Schedule 13D/A filed with the Commission and dated June 1, 1999, Snyder Capital Management, LP ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") are the beneficial owners of 4,069,690 shares (13.7%) of Common Stock (sole voting power: none; sole dispositive power: none; shared voting power: 3,597,590 shares; and shared dispositive power: 4,069,690 shares). SCMI is the sole general partner of SCMLP, and both entities are wholly-owned by Nvest Companies, Inc., a publicly traded limited partnership. All voting and investment decisions regarding advisory accounts managed by SCMLP are made by SCMI and SCMLP and accordingly, SCMI and SCMLP do not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

(2) Based on information contained in Schedule 13D filed with the Commission and dated February 8, 2000. The aggregate number and percentage of Common Stock which Gabelli Asset Management, Inc. and its subsidiaries beneficially owns is 3,788,733 shares (12.73%) of Common Stock, as follows: (a) Gabelli Funds, LLC, as agent, 1,114,230 shares (3.74%) of Common Stock (sole voting power:
    1,114,230 shares; sole dispositive power: 1,114,230 shares; and shared voting or dispositive power: none); (b) GAMCO Investors, Inc., as agent, 2,551,003 shares (8.57%) of Common Stock (sole voting power: 2,551,003 shares; sole dispositive power: 2,551,003 shares; and shared voting and dispositive power: none); (c) Gemini Capital Management Limited, 82,000 shares (0.28%) of Common Stock (sole voting power: 82,000 shares; sole dispositive power: 82,000 shares; and shared voting and dispositive power:
    none); (d) Gabelli International II Limited, 5,000 shares (0.02%) of Common Stock (sole voting power: 5,000 shares; sole dispositive power: 5,000 shares; and shared voting and dispositive power: none); and (e) Gabelli Associates Fund, 36,500 shares (0.12%) of Common Stock (sole voting power:
    36,500 shares; sole dispositive power: 36,500 shares; and shared voting and dispositive power: none.)

(3) Based on information contained in Schedule 13D/A jointly filed with the Commission and dated February 28, 1999 by Triarc Companies Inc. ("Triarc"), CP International Management Services Ltd. ("CP"), Consolidated Press International Holdings Limited ("CPI") and Ascent Acquisition Group, LLC ("AAG"). Peter May, a director of the Company is also director, President and Chief Operating Officer of Triarc. Mr. May disclaims beneficial ownership of the 2,876,700 Shares which are directly held by Ascent Acquisition Group, LLC, an entity which is 50% owned by Triarc.

(4) Based on information contained in Schedule 13G filed with the Commission and dated on February 8, 2000. Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"). Associates is the general partner of Omega Capital Partners, L.P. ("Capital LP"), Omega Institutional Partners, L.P. ("Institutional LP"), and Omega Capital Investors, L.P. ("Investors LP"). Mr. Cooperman is also the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), and Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas").

    Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). Capital LP owns 545,318 Shares, Institutional LP owns 30,376 Shares, Investors LP owns 62,560 Shares, Overseas owns 660,259 Shares and Managed Accounts own 448,387 Shares. Mr. Cooperman has the sole power as to all of these shares other than those owned by Managed Accounts, as to which Mr. Cooperman possesses shared power.

EXECUTIVE COMPENSATION

     The following table shows the compensation received by the Company's former Chief Executive Officer and former Acting Chief Executive Officer and the other four most highly compensated executive officers of the Company (the "Named Executive Officers") for the three fiscal years ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                               LONG-TERM COMPENSATION
                                                                                 ---------------------------------------------------
                                              ANNUAL COMPENSATION                                   SECURITIES
                                  --------------------------------------------                      UNDERLYING
NAME AND PRINCIPAL                                             OTHER ANNUAL      RESTRICTED STOCK    OPTIONS/         ALL OTHER
POSITION(1)                YEAR   SALARY($)   BONUS($)(2)   COMPENSATION($)(3)     AWARD(S)($)      SARS(#)(4)    COMPENSATION($)(5)
------------------         ----   ---------   -----------   ------------------   ----------------   -----------   ------------------
Charles Lyons............  1999   $408,653           (5)              (5)               $0                  0        $ 3,633,118
  Former Chairman,         1998    623,557     $350,000          $64,831                 0                  0            138,726
  President and Chief      1997    500,000      350,000           19,530                 0            297,500*            70,649
  Executive Officer
Charles M. Neinas........  1999   $216,346            0                0                 0                  0             13,798
  Chairman, Former Acting
  President and Former
  Acting Chief Executive
  Officer
James A. Cronin, III.....  1999    500,000          TBD                0                 0                  0             33,699
  Former Executive         1998    498,846      375,000                0                 0                  0             16,069
  Vice President,          1997    400,000      350,000                0                 0            297,500*            13,177
  Chief Financial Officer
  and Chief Operating
  Officer
Brian A. C. Steel........  1999    360,833      406,791                0                 0                  0             18,365
  Former President and     1998    294,617      250,000                0                 0                  0              6,320
  Chief Operating          1997    290,000      203,000          172,467                 0                  0            483,894
  Officer, On Command
Arthur M. Aaron..........  1999    200,000      100,000                0                 0                  0             21,136
  Executive Vice
  President,               1998    196,009       95,000                0                 0                  0              8,403
  Business Affairs         1997    175,000       61,250                0                 0            100,000*             8,992
Timothy J. Romani........  1999    220,000      213,000                0                 0                  0             20,814
  President, Ascent Arena  1998    202,615      260,000                0                 0                  0             28,769
  Company, LLC             1997    159,999      200,000                0                 0             50,000**            2,291

---------------

(1) Mr. Lyons resigned as Chairman, CEO and President of the Company effective August 17, 1999. Mr. Neinas served as Acting CEO and President of the Company from June 1999 through December 1999 and has received (i) a grant of 100,000 SARs; (ii) three grants of 400 Shares; and (iii) and three grants of 4,000 options to purchase Shares as compensation for his role as a director of the Company since 1995. Mr. Cronin resigned from the Company on January 28, 2000. Mr. Steel resigned from On Command on August 6, 1999. Mr. Aaron became Executive Vice President, Business Affairs of the Company on January 25, 2000. (See "Employment and Severance Arrangements").

(2) For 1998, Mr. Aaron's bonus includes his annual bonus of $70,000 and a special bonus paid in recognition of his efforts on the arena financing. For 1998 and 1999 Mr. Romani's bonus includes his annual bonus compensation for that year of $60,000 with the remainder of the bonus compensation related to the achievement of certain benchmarks set out in Mr. Romani's employment agreement in connection with the construction of the Pepsi Center.

(3) Other Annual Compensation shown for 1997, 1998 and 1999 does not include perquisites and other personal benefits because the aggregate amount of such compensation does not exceed the lesser of (i) $50,000 or (ii) 10 percent of individual combined salary and bonus for the Named Executive Officer in each year. Other Annual Compensation in 1998 for Mr. Lyons includes membership fees and insurance premium related tax reimbursements and in 1997 includes for Mr. Lyons and Mr. Steel amounts reimbursed in each case for the payment of taxes associated with relocation expenses.

(4) Ascent Stock Appreciation Rights (SARs) that were issued in exchange for Ascent employee stock options are marked with a (*) and other Ascent SARs are marked with a (**). (See "Employment and Severance Arrangements").

(5) All Other Compensation for 1999 includes the following elements: (i) unused credits under the Company's cafeteria plan that were paid in cash to the Named Executive Officers; (ii) contributions on behalf of the Named Executive Officers by the Company to the Company's 401(k) Plan, and in the case of Mr. Steel, by On Command to OCV's 401(k) Plan; (iii) automobile allowance; and (iv) above-market interest accrued for Mr. Lyons and Mr. Romani under Ascent's Deferred Compensation Plan and for Mr. Steel and Mr. Lyons the payment of life insurance premiums.

                                           UNUSED    401(K) PLAN    AUTOMOBILE   INSURANCE
                                           CREDITS   CONTRIBUTION   ALLOWANCE     PREMIUM     TOTAL
                                           -------   ------------   ----------   ---------   -------
    Mr. Lyons............................  $16,754      $4,875       $ 9,807      $ 3,890    $35,326
    Mr. Neinas...........................   13,798           0             0            0     13,798
    Mr. Aaron............................    8,199       4,384         8,999            0     21,136
    Mr. Romani...........................    8,814           0        12,000            0     20,814
    Mr. Steel............................        0       5,000        13,200          165     18,365
    Mr. Cronin...........................   20,500           0        13,199            0     33,699

     All Other Compensation for 1999 for Mr. Lyons includes $3,600,000 paid by the Company to Mr. Lyons pursuant to a Settlement Agreement between Mr. Lyons and the Company effective August 17, 1999.

OPTION/SAR GRANTS

     There were no SARs or options granted to the Named Executive Officers in 1999.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table sets forth information on (1) options exercised by the Named Executive Officers in 1999, and (2) the number and value of their unexercised options or SARs as of December 31, 1999.

                    AGGREGATED OPTION/SAR EXERCISES IN 1999,
                         AND 12/31/99 OPTION/SAR VALUES

                                                               NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                               SHARES                         UNDERLYING UNEXERCISED                   IN-THE-MONEY
                             UNDERLYING                      OPTIONS/SARS AT 12/31/99            OPTIONS/SARS AT 12/31/99
                              OPTIONS         VALUE      ---------------------------------   ---------------------------------
NAME                        EXERCISED(#)   REALIZED($)   EXERCISABLE(#)   UNEXERCISABLE(#)   EXERCISABLE($)   UNEXERCISABLE($)
----                        ------------   -----------   --------------   ----------------   --------------   ----------------
ASCENT OPTIONS/SARS
Charles Lyons.............          0              0              0                 0                  0                 0
Charles Neinas............          0              0         62,000            50,000           $370,000          $350,000
Arthur M. Aaron...........          0              0         75,000            25,000           $237,225          $ 79,075
Timothy J. Romani.........          0              0         30,000            20,000           $ 94,890          $ 63,260
Brian A.C. Steel..........          0              0              0                 0                  0                 0
James A. Cronin, III......          0              0        148,750           148,750           $470,496          $470,496
ON COMMAND OPTIONS
Brian A.C. Steel..........    175,000       $511,000         73,851                 0                  0                 0

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

     In connection with the resignation of Mr. Neinas as Acting Chief Executive Officer and President of the Company, the resignation of Mr. Cronin as Executive Vice President, Chief Financial Officer and Chief Operating Officer of the Company and the continued efforts by the Company to explore its strategic alternatives regarding a disposition of its assets, in January 2000 the Company amended and restated Messrs. Aaron and Holden's employment agreements. The Company's subsidiary Ascent Sports Holdings, Inc. ("ASH"), also entered into an employment agreement with Mr. Elliman in January 2000.

     Under his amended and restated employment agreement: (i) Mr. Aaron's base salary was increased to $300,000 per year, subject to increases at the discretion of the Ascent Board (for 1998 and 1999 his base salary was $200,000);
(ii) Mr. Aaron is eligible for an annual bonus based on performance measures determined by Ascent's Compensation Committee with a target bonus equal to 50% of his base salary; (iii) the term of the agreement was extended by one year to expire June 27, 2003; (iv) Mr. Aaron will be promoted to the position of Executive Vice President, Business Affairs for the term of the agreement; and
(v) the provisions regarding severance and change-of-control were revised, as described further below. Mr. Holden's amended and restated employment agreement is on substantially the same terms as Mr. Aaron's, other than (iv) above in that Mr. Holden was promoted to the position of Executive Vice President, Finance and Chief Financial Officer and except that Mr. Holden's base salary was increased to $250,000 (for 1998 and 1999 his base salary was $165,000). Mr. Aaron's and Mr. Holden's agreements also each set forth the terms of their additional grant on January 28, 2000, of options to purchase 100,000 Shares.

     Mr. Elliman's employment agreement expires on August 31, 2000. Pursuant to the agreement, Mr. Elliman's base salary is $50,000 per month. Mr. Elliman will report directly to the Ascent Board and, except as otherwise provided in existing employment agreements, all other employees of the Company's sports-related businesses, the Colorado Avalanche, Denver Nuggets and the Pepsi Center, and their respective subsidiaries, will report directly or indirectly to Mr. Elliman. Mr. Elliman's agreement does not contain "change-of-control" provisions.

     In addition, Mr. Elliman's agreement provides that if Mr. Elliman is terminated without "cause" (as defined in his agreement) or upon Mr. Elliman's death or physical or mental incapacity, then he will receive a lump sum payment from the Company equal to the lesser of three months salary or the aggregate base salary otherwise payable to Mr. Elliman through the end of the term of the agreement.

     The employment agreements for each of Messrs. Aaron and Holden (each an "executive") contain provisions related to change-of-control and severance. If an executive is terminated without "cause" (as defined in the agreements) or upon certain events defined in the agreements which have the effect of a constructive termination (including a "Change of Control Event") then: (i) there shall be no forfeiture of any rights or interests related to fringe benefits granted under the agreement, including, without limitation, any stock-based incentives, all of which will fully vest, to the extent not previously vested, immediately upon such termination becoming effective and final; (ii) the executive shall receive current base salary, fringe benefits and the annual bonus outlined in the agreement for the longer of (a) the remainder of the employment period under the agreement or (b) three years following the date of such termination, with no obligation to seek other employment and no offset to the amounts paid by the Company if other employment is obtained, provided that each of the executives and the Company shall explore alternatives to minimize any excise tax pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended, that would otherwise be payable; and (iii) all other benefits provided pursuant to the agreement shall be received by the executive. The Company is obligated to fund a "rabbi" trust no later than one day prior to a Change of Control Event with amounts sufficient to pay its obligations under these employment agreements, and severance amounts must be paid in a lump sum following the executive's termination for any reason, including, at the election of the executive, during the 180-day period following a Change of Control Event.

     For purposes of the employment agreements, a "Change of Control Event" shall mean and include either the occurrence of any of the following with respect to Ascent, or any of the following becoming highly likely to occur, in the determination of the Ascent Board: (i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership

(within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (A) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this clause (i), the following acquisitions shall not constitute a Change of Control: (1) any acquisition directly from or by the Company, (2) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (3) any acquisition by any corporation pursuant to a transaction which complies with clauses (1), (2) and (3) of clause
(iii) below; or (ii) individuals who, as of the date of the agreements, constitute the Ascent Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Ascent Board; provided, however, that any individual becoming a director subsequent to January 27, 2000, whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Ascent Board; or (iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case, unless, following such Business Combination, (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 75% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (3) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Ascent Board, providing for such Business Combination; or (iv) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

     On January 7, 2000, On Command and Alan Goodson entered into an employment agreement that expires on January 7, 2002. Pursuant to the agreement, Mr. Goodson's initial base salary under the agreement is $300,000 per year, subject to increases at the discretion of the Board of Directors of On Command. Under the agreement, Mr. Goodson is eligible for annual bonuses based on performance measures determined by the On Command Compensation Committee with a target bonus equal to 70% of Mr. Goodson's base salary for achieving 100% of the target level for the performance measures. In addition, Mr. Goodson has been granted options to purchase 100,000 shares of On Command Common Stock, exercisable at a per-share price equal to $15.90625. The options vest 50% on January 7, 2001 and 50% on January 2002. The options will expire at the earlier of (i) three months after the date upon which Mr. Goodson is terminated for "cause" (as defined in the employment agreement); (ii) one year after Mr. Goodson's employment agreement is terminated as a result of death or (iii) on January 7, 2010. Mr. Goodson's agreement does not contain "change-of-control" provisions.

     In addition, Mr. Goodson's agreement provides that if Mr. Goodson is terminated without "cause" (as defined in the agreement) or upon any substantial reduction (except in connection with the termination of his employment voluntarily by Mr. Goodson, or by On Command for "cause") by On Command of

Mr. Goodson's responsibilities as Executive Vice President and Chief Operating Officer of On Command, or On Command is in material default of the agreement, then: (i) there shall be no forfeiture of any rights or interests related to fringe benefits granted under the agreement, including, without limitation, the SARs and any other stock-based incentives, except that half of his 100,000 options will vest, to the extent not previously vested, and the other half of which will be cancelled, immediately upon such termination becoming effective and final; (ii) the executive shall receive current base salary, fringe benefits and the annual bonus outlined in the agreement for the longer of (a) the remainder of the employment period under the agreement or (b) one year following the date of such termination, with no obligation to seek other employment and no offset to the amounts paid by On Command if other employment is obtained; and
(iii) all other benefits provided pursuant to the agreement shall be received by the executive.

     On December 28, 1999, On Command and Mr. Steel entered into an amendment to Mr. Steel's employment agreement. Pursuant to the amendment, Mr. Steel assumed the title of President and Chief Operating Officer of On Command through September 11, 2000, while reporting directly to the Chief Executive Officer and Board of Directors of On Command, and if there was no Chief Executive Officer, then to the Chairman. In addition, under the terms of the amendment (i) Mr. Steel's base salary was increased to $375,000 per year and (ii) if On Command failed to review Mr. Steel's compensation prior to June 1, 1999 or revise such compensation prior to August 1, 1999, then Mr. Steel would be entitled to terminate his employment with On Command and receive (a) his then base salary for a year from such termination, (b) a pro-rated annual bonus for the year in which employment was terminated and (iii) a pro-rated portion of the options previously granted to Mr. Steel under On Command's stock option plans that were scheduled to vest during the year of such termination, which shall vest as of the date of such termination. Although On Command and Mr. Steel entered into negotiations regarding his position and compensation at On Command during the above time periods, Mr. Steel's compensation was not revised prior to August 1 and on August 6, 1999, Mr. Steel resigned from On Command pursuant to the terms of his amended employment agreement.

     On January 28, 2000, Mr. Cronin terminated his employment agreement and resigned as director, Executive Vice President, Chief Financial Officer and Chief Operating Officer of the Company. Mr. Cronin and the Ascent Board have not yet agreed on the terms of his annual bonus for 1999.

     Finally, on August 22, 1999, Mr. Lyons and the Company executed a Settlement Agreement pursuant to which Mr. Lyons received $3,677,347 in full settlement of the provisions of the Settlement Agreement and all outstanding obligations of the Company to Mr. Lyons.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee is responsible for establishing and administering the Company's executive compensation philosophy. Through June 1997, the Compensation Committee was composed of Mr. Gould and Mr. Neinas as Chairman of the Committee. In June 1999 when Mr. Neinas was elected Chairman of the Board and Acting President and Chief Executive Officer, he left the Compensation Committee, Peter Barton was elected to the Committee and Mr. Gould became Chairman of the Committee. In December 1999, Mr. Neinas resigned as Acting President and Chief Executive Officer and again became a member of the Committee. For a description of each of Mr. Gould's and Mr. Neinas' relationship to the Company, see "Other Information Concerning Current Directors -- Certain Relationships and Related Party Transactions; Compensation Committee Interlocks and Insider Participation."

     Set forth below is the Committee's report on the 1999 compensation of the Named Executive Officers. This report shall not be deemed incorporated by reference by any general statement incorporating by reference this Schedule 14D-9 into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

  Compensation Philosophy and Guiding Principles

     The Company or its subsidiaries has or had employment agreements with each of Messrs. Aaron, Cronin, Elliman, Goodson, Holden, Lyons, Romani and Steel. The Compensation Committee has determined that the executive compensation philosophy of the Company should be consistent with such agreements and guided by the following principles:

     Attract and retain talented management;

     Closely align management's interests and actions with those of stockholders through the establishment and/or enhancement of appropriate equity incentive programs;

     Appropriately reward employees for enhancing stockholder value through improvement in financial performance and pursuit of strategic alternatives; and

     Emphasize risk-based performance incentives as a key component of both annual and long-term compensation.

  Pursuit of Strategic Alternatives and Operating Improvements

     During 1999, the Company's Board of Directors was evaluating and pursuing various strategic alternatives for the purpose of enhancing shareholder value, and at the same time continuing to seek improvements in the operating performance of the Company's subsidiaries. This resulted in several agreements during 1999. In January 1999, the Company sold 90% of its Beacon Communications Corp. ("Beacon") motion picture production subsidiary to an investor group that included Beacon management. In April 1999, Ascent entered into an agreement to sell the Colorado Avalanche, Denver Nuggets and the Pepsi Center (the "sports related businesses") to a third party for $400 million and the Board agreed to permit Mr. Lyons to participate with the buyers and leave the Company on consummation the sale. That sale was challenged by shareholders in a lawsuit filed against the Company in May 1999 seeking a injunction preventing the sale. The Company settled the shareholder litigation and, as one of the conditions to the settlement, conducted a public auction for the sports-related businesses. In July 1999, the auction resulted in a new buyer agreeing to purchase the sports-related businesses for $461 million. However, this new buyer did not obtain the necessary consents and releases from the City and County of Denver, and on December 1, 1999 the Company terminated that agreement. Finally, in October 1999, Ascent entered into an Agreement and Plan of Merger with AT&T Corp. and Liberty Media Corporation, pursuant to which each share of Ascent common stock would be converted into .4626 shares of Liberty stock. The merger was conditioned upon, among other things, the consummation of the sale of the Company's sports related businesses. When the agreement to sell the sports-related businesses was terminated, AT&T and Liberty Media Corporation exercised their right to terminate the Agreement and Plan of Merger because the condition to closing (the sale of the sports-related assets on the terms and conditions set forth in that sale agreement) was incapable of being satisfied.

     In December 1999, the Ascent Board announced that it would continue to seek qualified purchasers for the sports related businesses and, in response to the termination by Liberty Media Corporation of its merger agreement with the Company, would continue to examine the Company's strategic alternatives, which alternatives could include a sale of the Company's majority interest in On Command and its Ascent Network Services division, other transactions involving On Command or other transactions involving the entire company.

     In January 2000, the Company, through its subsidiary ASH, entered into an employment agreement with Mr. Elliman to act as President of ASH, with primary operational responsibility for the Company's sports related businesses. Subsequently, On Command entered into an employment agreement with Allan Goodson to act as Executive Vice President and Chief Operating Officer with primary operational responsibility for On Command. Then, on January 25, 2000, in connection with the resignations of Mr. Neinas as Acting President and Chief Executive Officer and Mr. Cronin as Executive Vice President, Chief Financial Officer and Chief Operating Officer of the Company, the Ascent Board promoted Mr. Aaron to the position of Executive Vice President, Business Affairs and Mr. Holden to the position of Executive Vice President, Finance and Chief Financial Officer of the Company. Mr. Aaron and Mr. Holden have the primary executive responsibility for managing the Company's ownership of its operating entities and evaluation of its strategic alternatives. (See "Employment and Severance Arrangements").

  Annual Compensation

     None of the Named Executive Officers or Mr. Holden received salary increases in 1999 other than Messrs. Steel and Romani. Mr. Steel's salary increase was approved by the On Command Board of Directors in connection with an amendment to his employment agreement, and Mr. Romani's salary increase for 1999 was as set forth in his employment agreement.

     In recognition of their efforts during 1999 in the management of the Company's operating entities and in the evaluation and pursuit of the Company's strategic alternatives and in recognition of their increased role in both areas in the year 2000, the Compensation Committee recommended and the Ascent Board approved an annual bonus for 1999 of $100,000 each for Messrs. Aaron and Holden. The Compensation Committee will review the amount of annual bonus payable to Mr. Cronin for his efforts on behalf of the Company in 1999.

     Under the terms of his amended employment agreement and his severance arrangement with On Command, Mr. Steel is entitled to receive a pro-rated annual bonus for 1999 in an amount to be determined by the On Command Board of Directors.

     In connection with his service to the Company as Acting Chief Executive Officer and President, Mr. Neinas' salary for 1999 was based on Mr. Lyons' salary for such positions in 1999 on a pro-rated basis. The Compensation Committee did not consider a bonus for Mr. Neinas in light of his membership on the Compensation Committee.

  Long Term Compensation

     During 1999, none of the Named Executive Officers or Mr. Holden were granted any additional equity incentives. In August of 1999 in connection with his resignation from the Company, Mr. Lyons' outstanding SARs were terminated. Pursuant to the terms of his amended employment agreement and in connection with his resignation from On Command in August of 1999, Mr. Steel retained 369,257 of his 385,312 On Command options with one year from his resignation date to exercise such options. As a result of Mr. Cronin's resignation from Ascent, the 223,125 SARs that will remain outstanding for ninety days and are expected to vest and be paid in connection with the Offer.

     In January 2000, each of Messrs. Aaron and Holden were granted options to purchase 100,000 shares of the Company's common stock and Mr. Goodson received options to purchase 100,000 shares of On Command common stock. In each case, the grant reflected the intention of the Company (and On Command in Mr. Goodson's case) to align senior management's interests with those of stockholders through appropriate equity incentives and reflected the Company's recognition of the participation required of each of Messrs. Aaron, Holden and Goodson in the managing of the Company's operating entities and continuing process of evaluating and pursuing the Company's strategic alternatives.

  Deductibility of Executive Compensation

     Section 162(m) of the Internal Revenue Code of 1986, as amended, and the U.S. Treasury Regulations relating thereto (collectively, "Section 162(m)") restrict publicly traded companies from claiming or receiving a tax deduction on compensation paid to certain executive officers in excess of $1 million, unless such compensation is performance based. The Company's policy with respect to the deductibility limit of Section 162(m) is generally to preserve the deductibility of compensation paid when it is appropriate and in the best interests of the Company and its stockholders.

                                            Compensation Committee

                                            Paul Gould (Chairman)
                                            and Charles M. Neinas

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors and officers and persons who own more than 10% of the common stock of the Company to file initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company with the SEC and Nasdaq Stock Market and to furnish the Company with copies of all Section 16(a) reports they file. Based on its review of the copies of such reports received by it, the Company believes that during 1999, its directors, officers and ten percent beneficial owners complied with all applicable reporting requirements.

                               INDEX TO EXHIBITS

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          1.             Agreement and Plan of Merger, dated February 22, 2000, by
                            and among Ascent Entertainment Group, Inc., Liberty Media
                            Corporation and Liberty AEG Acquisition, Inc.
          2.             Letter to Stockholders from Charles M. Neinas, dated
                            February 29, 2000*
          3.             Joint Press Release issued by Ascent Entertainment Group,
                            Inc. and Liberty Media Corporation on February 22, 2000
          4.             Joint Press Release issued by Ascent Entertainment Group,
                            Inc. and Liberty Media Corporation on February 28, 2000
          5.             Opinion of Donaldson, Lufkin & Jenrette, dated February 22,
                            2000*
          6.             Confidentiality Agreement, dated as of April 12, 1999,
                            between Liberty Media Corporation and Ascent
                            Entertainment Group, Inc.
          7.             Confidentiality Agreement, dated as of April 12, 1999,
                            between Liberty Media Corporation and On Command
                            Corporation
          8.             Ascent 1995 Key Employee Stock Plan
          9.             Ascent 1995 Non-Employee Director Stock Plan
         10.             Ascent 1997 Non-Employee Director Stock Appreciation Rights
                            Plan
         11.             Article VIII of the Amended and Restated Certificate of
                            Incorporation of Ascent Entertainment Group, Inc.
         12.             Article VIII of the Amended and Restated Bylaws of Ascent
                            Entertainment Group, Inc.
         13.             Amended and Restated Employment Agreement of Arthur M. Aaron
         14.             Amended and Restated Employment Agreement of David A. Holden
         15.             Employment Agreement of David Ehrlich
         16.             Employment Agreement of Donald M. Elliman
         17.             Employment Agreement of Allan Goodson
         18.             Rights Agreement, dated as of June 27, 1997, between Ascent
                            Entertainment Group, Inc. and The Bank of New York

---------------

     * Copy attached to, or enclosed with, copies of this Schedule mailed to stockholders.